Exhibit 99.2

Consolidated IFRS Financial Statements
for the Year Ended December 31, 2021

ADC Therapeutics SA Epalinges Report of the statutory auditor to the General Meeting on the consolidated financial statements 2021

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Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalinges
Report on the audit of the consolidated financial statements
Opinion
We have audited the consolidated financial statements of ADC Therapeutics SA and its subsidiaries (the Group), which comprise the consolidated statement of operation and the consolidated statement of comprehensive (loss) for the year ended 31 December 2021, the consolidated balance sheet as at 31 December 2021, the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2021 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.
Basis for opinion
We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report.
We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch
PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Our audit approach

Overview	Overall Group materiality: USD 6'287 thousands

We conducted full scope audit procedures on the Swiss and US entities and specified procedures on the UK entity. Those audit procedures addressed 100% of the Group's total operating expenses and 97% of the Group’s total assets.

As key audit matters the following areas of focus have been identified:
Royalty purchase agreement with HealthCare Royalty Partners - Deferred royalty obligation accretion of the liability
Revenue - Gross-to-net sales adjustments (GTN)
Convertible loans - Valuation of the embedded derivatives

Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.
Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	USD 6'287 thousands
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.
We agreed with the Audit Committee that we would report to them misstatements above USD 629 thousands identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

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Audit scope
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.
The Group is a late clinical-stage oncology-focused biotechnology group headquartered in Lausanne, Switzerland, which maintains research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and CMC operations in the San Francisco Bay Area. The Group’s financial statements are a consolidation of two reporting units in the US and in the UK and the two reporting units were audited by the Group engagement team.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Royalty purchase agreement with HealthCare Royalty Partners - Deferred royalty obligation accretion of the liability

Key audit matter	How our audit addressed the key audit matter
As described in Note 26 to the Consolidated financial statements, on August 25, 2021, the Group entered into a royalty purchase agreement with certain entities managed by HealthCare Royalty Management, LLC (HCR) for up to USD 325 million.
The Group’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (approximately USD 562.5 million as of December 31, 2021), or at 2.25 times the amount paid by HCR under the agreement (approximately USD 506.3 million as of December 31, 2021) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
During the year ended December 31, 2021, the Group received gross cash proceeds of USD 225 million before deducting transaction costs of USD 7.0 million.
The Group has evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. To determine the accretion of the liability related to the deferred royalty obligation, the Group is required to estimate the total amount of future royalty payments and estimate the timing of such payment to HCR based on the Group's revenue projections as well as the achievement of the additional milestones.
The Group used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Group will be accreted to the total amount of the royalty payments necessary to extinguish the Group’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%.
The Group will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
The principal considerations for our determination that performing procedures relating to the deferred royalty obligation accretion of the liability is a critical matter are (i) the significant judgment by management when determining the Group’s revenue projections; (ii) the significant judgment by management, including the use of specialists in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model; (iii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue projections; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the accretion of the liability.
These procedures also include among others (i) reading the purchase and sale agreement; (ii) evaluating the reasonableness of the significant assumptions used by management in relation to revenue projections; and (iii) reviewing the appropriateness of the valuation model used to determine the total amount of future royalty payments and estimated timing of such payment being the basis to calculate the effective interest rate.
Evaluating these significant assumptions used by management in relation to revenue projections involved evaluating whether the assumptions were reasonable considering their consistency with external market and industry data and involved the use of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s estimate.
Evaluating the appropriateness of the valuation model used to determine the total amount of future royalty payments and estimated timing of such payment involved the use of professionals with specialized skill and knowledge to assist in assessing the validity of the model used and the reasonableness of management’s estimate and to validate the effective interest rate in developing an independent rate and comparing to management’s rate.

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Revenue - Gross-to-net sales adjustments (GTN)

Key audit matter	How our audit addressed the key audit matter
As described in Note 3.16 to the consolidated financial statements, upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Group began generating revenue from the sale of its product candidates.
Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for these goods.
Revenue is also reduced for gross-to-net (“GTN”) sales adjustments, which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.
GTN sales adjustments involve significant estimates and judgment by management after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Group experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Group also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products.
The principal considerations for our determination that performing procedures relating to the GTN sales adjustments is a critical audit matter are the significant judgment by management when developing the assumptions related to GTN amounts. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the determination of GTN sales adjustments amounts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of GTN sales adjustments.
These procedures also included, among others, (i) testing management’s process for developing the estimates; and (ii) testing the completeness and accuracy of underlying data used to estimate GTN sales adjustments.
Evaluating management’s assumptions related to the GTN sales adjustments involved evaluating whether the assumptions used by management were reasonable considering the regulations, the consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit.

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Convertible loans - Valuation of the embedded derivatives

Key audit matter	How our audit addressed the key audit matter
As described in Note 24 to the Consolidated financial statements, on April 24, 2020, the Group entered into a USD 115 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (Deerfield). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Group in two separate disbursements: (i) an initial disbursement of convertible loans in the amount of USD 65 million upon the completion of the initial Public Offering of the Group and; (ii) a subsequent tranche of convertible loans in the amount of USD 50 million that the Group is obligated to draw down upon the receipt of regulatory approval for ZYNLONTA.
The Group has accounted for the first tranche of convertible loans amounting to USD 65 million issued on May 19, 2020 as comprising two components: an embedded conversion option derivative and a loan.
Upon regulatory approval for ZYNLONTA, the second tranche was drawn down on April 24, 2021. The Group subsequently accounted for the second tranche of convertible loans, issued on May 17, 2021, as comprising two separate components: an embedded conversion option and a loan.
The embedded conversion options related to both first and second tranches are marked-to-market on a quarterly basis. The Group used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivatives at inception, and subsequently, derived from application of the Hull and Goldman Sachs convertible bond pricing models. The significant assumptions which include high degree of estimation uncertainty used in determining the fair value of the derivatives include the expected volatility, the recovery rate and the implied bond yield.
The principal considerations for our determination that performing procedures relating to the valuation of the embedded derivatives is a critical matter are (i) the significant judgment by management, including the use of specialists, when determining the fair value of the embedded conversion options derivatives; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the determination of the fair value of the embedded conversion option derivatives; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the embedded conversion options derivatives.
These procedures also include among others (i) reading the convertible loan agreement; (ii) Reviewing the appropriateness of the valuation model; and (iii) evaluating the reasonableness of the significant assumptions used by management in relation to the determination of the embedded conversion options derivatives.
Evaluating the appropriateness of the model and related assumptions also involved the use of professionals with specialized skill and knowledge to assist in assessing the reasonableness of such assumptions.

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Other information in the annual report
The Board of Directors is responsible for the other information in the annual report. The other information comprises all information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements and the compensation report of ADC Therapeutics SA and our auditor’s reports thereon.
Our opinion on the consolidated financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information in the annual report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of the Board of Directors for the consolidated financial statements
The Board of Directors is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Swiss law, ISAs and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
Report on other legal and regulatory requirements
In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.
We recommend that the consolidated financial statements submitted to you be approved.
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Michael Abresch
Audit expert Auditor in charge	Audit expert
Lausanne, 17 March 2022

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CONSOLIDATED STATEMENT OF OPERATION
(in KUSD)

		For the Years Ended December 31,
	Note	2021	2020	2019
Product revenues, net	7	33,917	—	—
Contract revenue	8	—	—	2,340
Total revenue		33,917	—	2,340
Operating expense
Cost of product sales	3	(1,393)	—	—
Research and development expenses	11	(158,002)	(142,032)	(107,537)
Selling and marketing expenses	11	(64,780)	(22,101)	—
General and administrative expenses	11	(71,462)	(55,130)	(14,202)
Total operating expense		(295,637)	(219,263)	(121,739)
Loss from operations		(261,720)	(219,263)	(119,399)

Other income (expense)
Financial expense	17, 24, 26	(18,340)	(4,926)	(156)
Financial income		66	832	2,253
Non-operating income (expense)	9	28,489	(22,606)	1,400
Total other income (expense)		10,215	(26,700)	3,497
Loss before taxes		(251,505)	(245,963)	(115,902)
Income tax benefit (expense)	12	21,479	(327)	(582)
Net loss		(230,026)	(246,290)	(116,484)

Net loss attributable to:
Owners of the parent		(230,026)	(246,290)	(116,484)

Net loss per share
Basic and diluted net loss per share (in USD)	31	(3.00)	(3.77)	(2.36)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)
(in KUSD)

		For the Years Ended December 31,
	Note	2021	2020	2019
Net loss		(230,026)	(246,290)	(116,484)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	23	(587)	(305)	(1,346)
Total items that will not be reclassified to profit or loss		(587)	(305)	(1,346)
Items that may be reclassified to profit or loss
Currency translation differences		(62)	176	112
Total items that may be reclassified to profit or loss		(62)	176	112

Other comprehensive loss		(649)	(129)	(1,234)

Total comprehensive loss		(230,675)	(246,419)	(117,718)

Attributable to:
Owners of the parent		(230,675)	(246,419)	(117,718)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in KUSD)

		As of December 31,
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents	5.1/20b	466,544	439,195
Accounts receivable, net	3.4	30,218	—
Inventory	15	11,122	—
Other current assets	13	17,298	11,255
Total current assets		525,182	450,450
Non-current assets
Property, plant and equipment	16	4,066	1,629
Right-of-use assets	17	7,164	3,129
Intangible assets	18	13,582	10,179
Interest in joint venture	19	41,236	47,908
Deferred tax asset	21	26,049	—
Other long-term assets		693	397
Total non-current assets		92,790	63,242

Total assets		617,972	513,692

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		12,080	5,279
Other current liabilities	22	50,497	30,375
Lease liabilities, short-term	17	1,029	1,002
Current income tax payable		3,754	149
Convertible loans, short-term	24	6,575	3,631
Total current liabilities		73,935	40,436
Non-current liabilities
Convertible loans, long-term	24	87,153	34,775
Convertible loans, derivatives	24	37,947	73,208
Deferred royalty obligation, long-term	26	218,664	—
Deferred gain of joint venture	19	23,539	23,539
Lease liabilities, long-term	17	6,994	2,465
Defined benefit pension liabilities	23	3,652	3,543
Other non-current liabilities		—	221
Total non-current liabilities		377,949	137,751

Total liabilities		451,884	178,187

Equity attributable to owners of the parent
Share capital	27	6,445	6,314
Share premium	27	981,827	981,056
Treasury shares	27	(128)	(4)
Other reserves	23/25	102,646	42,753
Cumulative translation adjustments		183	245
Accumulated losses		(924,885)	(694,859)
Total equity attributable to owners of the parent		166,088	335,505

Total liabilities and equity		617,972	513,692
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

	Note	Share capital	Share premium	Other reserves	Treasury shares	Cumulative translation adjustment	Accumulated losses	Total
January 1, 2019		401	452,268	5,702	—	(43)	(332,085)	126,243

Loss for the year		—	—	—	—	—	(116,484)	(116,484)

Translation adjustment		—	—	—	—	112	—	112
Remeasurements of defined benefit pension	23	—	—	(1,346)	—	—	—	(1,346)
Total other comprehensive loss		—	—	(1,346)	—	112	—	(1,234)

Total comprehensive loss for the year		—	—	(1,346)	—	112	(116,484)	(117,718)

Issue of share capital / capital contributions	27	171	103,221	—	—	—	—	103,392
Transaction costs	27	—	(1,778)	—	—	—	—	(1,778)
Transfer from share premium for par value increase	27	3,789	(3,789)	—	—	—	—	—
Purchase of treasury shares	27	—	—	—	(141)	—	—	(141)
Sale of treasury shares	27	—	—	—	41	—	—	41
Share-based compensation expense	25	—	—	1,117	—	—	—	1,117
Total transactions with owners		3,960	97,654	1,117	(100)	—	—	102,631

December 31, 2019		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		—	—	—	—	—	(246,290)	(246,290)

Remeasurement of defined benefit pension	23	—	—	(305)	—	—	—	(305)
Translation adjustment		—	—	—	—	176	—	176
Total other comprehensive loss		—	—	(305)	—	176	—	(129)

Total comprehensive loss for the year		—	—	(305)	—	176	(246,290)	(246,419)

Shares surrendered to redeem share purchase plan promissory notes	25	—	11,208	—	(11,208)	—	—	—
Issuance of shares through capitalization of reserves	27	393	(393)	—	—	—	—	—
Issuance of shares to be held as treasury shares	27	34	—	—	(34)	—	—	—
Grant of shares to settle 2014 incentive plan awards	25, 27	—	(29)	—	29	—	—	—
Issuance of shares at initial public offering	27	1,007	231,661	—	—	—	—	232,668
Sale of shares under greenshoe option	27	—	23,591	—	11,309	—	—	34,900
Transaction costs, initial public offering and greenshoe option	27	—	(23,355)	—	—	—	—	(23,355)
Issuance of shares at follow-on offering	27	519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering	27	—	(15,084)	—	—	—	—	(15,084)
Exercise of options	27	—	54	—	—	—	—	54
Share-based compensation expense	25	—	—	37,585	—	—	—	37,585
Total transactions with owners		1,953	431,134	37,585	96	—	—	470,768

December 31, 2020		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—	—	—	(230,026)	(230,026)

Remeasurement of defined benefit pension	23	—	—	(587)	—	—	—	(587)
Translation adjustment		—	—	—	—	(62)	—	(62)
Total other comprehensive loss		—	—	(587)	—	(62)	—	(649)

Total comprehensive loss for the period		—	—	(587)	—	(62)	(230,026)	(230,675)

Issuance of shares to be held as treasury	27	131	—	—	(131)	—	—	—
Exercise of options and vestings of RSUs	27	—	771	—	7	—	—	778
Share-based compensation expense	25	—	—	60,480	—	—	—	60,480
Total transactions with owners		131	771	60,480	(124)	—	—	61,258

December 31, 2021		6,445	981,827	102,646	(128)	183	(924,885)	166,088
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

		For the Years Ended December 31,
	Note	2021	2020	2019
Cash used in operating activities
Loss for the year		(230,026)	(246,290)	(116,484)
Adjustments for non-monetary items:
Share-based compensation expense	25	60,480	37,585	1,117
Depreciation of property, plant and equipment	16	920	774	552
Depreciation of right-of-use assets	17	1,581	1,151	1,064
Gain from reversal of inventory impairment charges	3	(8,100)	—	—
Amortization and impairment of intangible assets	18	129	263	30
Share of results in joint venture	19	6,672	(24,368)	—
Convertible loans, derivatives, (decrease) increase in fair value	24	(34,893)	45,411	—
Deferred income taxes	12	(26,049)	—	—
Change in defined benefit pension liabilities	23	(365)	276	(53)
Financial income		(66)	(832)	(1,696)
Financial expense		18,117	4,820	15
Exchange differences		(185)	476	128
Income taxes	12	4,570	327	582
Operating loss before working capital changes		(207,215)	(180,407)	(114,745)
(Increase) decrease in accounts receivable, net		(30,218)	—	192
Increase in inventory		(3,022)	—	—
Increase in other current assets		(6,356)	(4,505)	(3,841)
Decrease in contract liability (short and long term)		—	—	(2,340)
Increase (decrease) in trade accounts payable		6,798	1,921	(3,425)
Increase in other liabilities and other payables		12,518	14,946	1,720
Cash used in operating activities		(227,495)	(168,045)	(122,439)

Interest received		56	797	1,164
Interest paid		(5,280)	(1,557)	(157)
Interest expense on lease obligations	17	225	105	141
Payments made under royalty financing transaction	26	(213)	—	—
Tax paid		(671)	(29)	(290)
Net cash used in operating activities		(233,378)	(168,729)	(121,581)

Cash used in investing activities
Payment for purchases of property, plant and equipment	16	(3,430)	(801)	(358)
Payment for purchases of intangible assets	18	(2,946)	(2,008)	(1,790)
Payment for deposits		(297)	(19)	(100)
Net cash used in investing activities		(6,673)	(2,828)	(2,248)

Cash from financing activities
Proceeds from capital contributions, net of transaction costs	27	—	—	101,614
Proceeds from public offering of common shares, net of transaction costs	27	—	433,158	—
Proceeds from convertible loans, net of transaction costs	24	49,591	62,898	—
Proceeds from deferred royalty transaction, net of transaction costs	26	218,002	—	—
Acquisition of treasury shares	27	—	—	(141)
Sale of treasury shares	27	—	—	41
Proceeds from the exercise of stock options	27	778	54	—
Principal portion of lease obligations payments	17	(977)	(1,144)	(1,002)
Net cash from financing activities		267,394	494,966	100,512

Net increase (decrease) in cash and cash equivalents		27,343	323,409	(23,317)
Exchange gains / (losses) on cash and cash equivalents		6	235	61
Cash and cash equivalents at beginning of year		439,195	115,551	138,807
Cash and cash equivalents at end of year		466,544	439,195	115,551

Supplemental Non-Cash Investing Information
Capital expenditures and intangible asset acquisitions recorded in Accounts payable and Other current liabilities		593	220	—
The accompanying notes are an integral part of these consolidated financial statements.

1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. As of December 31, 2021, the Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
The Group’s core technology platform is based on the development and commercial exploitation of chemistry acquired under license from Spirogen Ltd in 2011. The license agreement, as subsequently amended in 2013, gives the Company the right to develop up to eleven specific ADCs as well as ten non-ADCs using Spirogen Ltd's intellectual property and technology in warhead and linker chemistry.
These Group consolidated financial statements were authorized for issue by the Board of Directors on March 17, 2022.
2.Basis of preparation
(i)Compliance with International Financial Reporting Standards
The ADCT Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As of December 31, 2021, the financial statements are presented in thousand dollars (KUSD).
Prior to December 31, 2021, individual components of Non-operating income (expense) were reported separately within the consolidated statement of operations. Prior periods have been recast to conform to the current period presentation. See note 9, “Non-operating income (expense) for further information.
(ii)Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for the defined benefit pension liabilities, where plan assets are measured at fair value. The embedded derivative conversion feature associated with the first tranche of convertible loans was measured at fair value for the year ended December 31, 2021 and 2020. In addition, the derivative associated with the second tranche of convertible loans was measured at fair value for the year ended December 31, 2020. During the second quarter of 2021, the derivative changed its identity to an embedded derivative upon draw down of the second tranche, which was measured at fair value for the year ended December 31, 2021. See note 24 “Convertible loans”.
(iii)Going concern basis

ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group's success may also depend on its ability to:

•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.

Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, the issuance of the Company’s common shares, the issuance of convertible loans, and proceeds from a royalty purchase agreement. During the 2020 fiscal year, the Company issued common shares through an initial public and follow-on offering (see note 2(vi) and 2(vii)) and the issuance of convertible loans (see note 24, “Convertible loans”). During the 2021 fiscal year, the Group entered into a royalty purchase agreement (see note 26 “Deferred royalty obligation”). Subsequent to December 31, 2021, the Company entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million. The Company will also receive milestone payments if certain development and commercial events are achieved and royalties based on net sales of the product in Japan. See note 33, "Events after the reporting date” for further information. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.

As of December 31, 2021, the Group’s cash and cash equivalents amounted to USD 466.5 million (December 31, 2020: USD 439.2 million).

Management believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these consolidated financial statements and as a result, is presenting these consolidated financial statements of the Group on a going concern basis.

(iv)Share split
On September 19, 2019, the Company effected a one-to-15,625 share split of its outstanding shares (see note 27, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.
(v)Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares (see note 27, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
(vi)Initial Public Offering (IPO)
On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million, and net proceeds were USD 244.2 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The IPO resulted in a gross increase of USD 255.3 million in the Company’s share premium account prior to transaction costs associated with the IPO share issuance of USD 4.7 million and underwriting discounts and commissions of USD 18.7 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 27, “Share capital”.
(vii)Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million, and net proceeds of USD 188.9 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The public offering resulted in a gross increase of USD 203.5 million in the Company’s share premium account prior to transaction costs associated with the public offering share issuance of USD 2.9 million and underwriting discounts and commissions of USD 12.2 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 27, “Share capital”.
(viii)Share Subscription Agreement
During the second quarter of 2021, ADCT issued 1,500,000 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares to hold as treasury shares for purposes of administering the Company's long-term incentive program. As of December 31, 2021, the Company held 1,459,522 treasury shares.
(ix)Open Market Sales Agreement

On June 4, 2021, the Company entered into an open market sale agreement with Jefferies LLC (“Jefferies”), to sell its common shares from time to time through an “at the market” offering program (the “ATM Facility”). The ATM Facility provides the Company the opportunity to sell its common shares with an aggregate offering price of up to USD 200.0 million. For the year ended December 31, 2021, there have been no shares sold under the ATM Facility. The Company capitalizes transaction costs within Other current assets in the Company’s audited consolidated balance sheet when costs are incurred associated with the ATM Facility at inception and if and when shares are sold under the ATM Facility in the future. If and when the Company sells shares under the ATM, capitalized transaction costs will be offset against the sale proceeds and will be recorded as a reduction of share premium within the Company’s audited consolidated balance sheet. If the Company determines that it is not probable that shares will be sold under the ATM Facility by the end of a quarter, the Company will write-off capitalized transaction costs incurred during that respective quarter in the audited consolidated statement of operations. The Company capitalized KUSD 147 of transaction costs within Other current assets in connection with the establishment of the ATM Facility as of December 31, 2021, which will be offset against the sales proceeds from the initial sale of shares under the ATM Facility, when such sale is to occur.
(x)COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The Group is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. The Group is commercializing ZYNLONTA using hybrid launch plans formulated to mitigate the impact of the COVID-19 pandemic, including by engaging physicians virtually as well as face-to-face. In response to the spread of COVID-19, the Group has also modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. At this time, Group employees have started meeting with investigators and site staff in person as allowed by institutions. All recent conferences and advisory boards have been virtual, but the Group plans to participate in person when such meetings can occur. The Group continues to closely monitor the potential effects of the COVID-19 pandemic on its clinical trials, commercialization efforts and supply chain, and will work closely with its clinical trial sites and principal investigators, contract research organizations, customers and distributors and contract manufacturing partners to mitigate such impact. The Company has also developed protocols to allow its employees to begin to return to certain office locations. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies, the availability and acceptance of vaccines, the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus, and the timing, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond the Group’s knowledge and control, and as a result, at this time, the ultimate impact on the Group's results of operations, cash flows and financial position beyond 2021 and thereafter cannot be reasonably predicted. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

3.Significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
3.1.Consolidation
The annual closing date of the individual financial statements is December 31. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. All intercompany transactions have been eliminated.
3.2.Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars (“USD” or “Dollars”), which is the Company’s functional and Group’s presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in consolidated statement of operation.
All foreign exchange gains and losses are presented in the consolidated statement of operation within “Exchange differences”.
Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii)income and expenses for each consolidated statement of operation are translated at monthly average exchange rates; and
(iii)all resulting exchange differences are recognized in other comprehensive loss, under “Cumulative translation adjustments”.
3.3.Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities to the Company of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Any bank overdrafts are not netted against cash and cash equivalents but are shown as part of current liabilities on the consolidated balance sheet.
3.4.Accounts receivable
Accounts receivable arise from product sales and consists of amounts due from customers, net of customer allowances for chargebacks, product returns and estimated credit losses. Upon the launch of ZYNLONTA, the Company’s contracts with customers had initial payment terms that ranged from 30 to 150 days. Subsequent to December 31, 2021, the Company’s inventory is no longer held on consignment by the Company’s third-party logistics and distribution provider. As such, payment terms for new sales commencing in 2022 will range from 30 to 120 days. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2021, the Company determined an allowance for expected credit losses was not required based upon the assessment performed.

3.5.Inventory
Prior to receiving FDA approval of ZYNLONTA, the Company had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. The Company believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in the Company’s consolidated statement of operation. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s consolidated statement of operation. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. The Company assesses the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the consolidated statement of operation. The Company has not recorded any material inventory impairments since the FDA approved ZYNLONTA. Included in inventory of ZYNLONTA are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
The Company will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, the Company would record such costs to R&D expenses.
See note 15, “Inventory” for further information.
3.6.Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated using the straight-line method to reduce the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	3 to 10 years
Laboratory equipment	5 years
Office equipment	5 years
Hardware	3 years
See note 16, “Property, plant and equipment” for further information.
3.7.Intangible assets
Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, the Company utilizes the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. The Company may be able to obtain a patent term extension. However, the

Company will only consider the inclusion of an extension period to the extent the Company believes it is highly probable of being granted. See note 18, “Intangible assets” for further information.
Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and the Company will commence amortization of the asset based on a systematic and rational approach. See note 18, “Intangible assets” for further information.
3.8.Investments in joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to the Company’s proportionate interest in the joint venture. The Company’s initial investment is recorded as an Interest in joint venture in the consolidated balance sheet. The Company’s proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with the Company’s initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of the Company’s initial investment. The Company will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors. See note 19, “Interest in joint venture” for further information.
3.9.Impairment of non-financial assets
Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the consolidated statement of operation. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.
3.10.Employee benefits
Employee Benefit Programs
Group companies operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which they operate. The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate the terms of the related pension obligation.
The current service cost of the defined benefit plan, recognized in the consolidated statement of operation in employee benefit expenses, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.
Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the consolidated statement of operation.
The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the consolidated statement of operation.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity within the consolidated statement of other comprehensive loss in the period in which they arise.
For defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The contributions are recognized as employee benefit expenses in the consolidated statement of operation. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
See note 23, “Pension obligations” for further information.
Share-based compensation expense
The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:
–including any market and other performance conditions;
–excluding the impact of any service and non-market performance vesting conditions; and
–including the impact of any non-vesting conditions.
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimate, if any, within the consolidated statement of operation, with a corresponding adjustment to equity.

The proceeds received upon the exercise of options are net of any directly attributable transaction costs and are credited directly to equity.
See note 25, “Share-based compensation expense” for further information.
3.11.Share capital and share premium
Share capital
The Company has issued one class of common shares, which is classified as equity (see note 27, “Share Capital”).
Share premium

Amounts of contribution in excess of par value are accounted for as share premium. Share premium also arises from additional capital contributions from shareholders. Incremental costs directly attributable to equity transactions such as the issue of new capital shares are shown in equity as a deduction, net of tax, from the proceeds within share premium. Transaction costs that relate to equity and non-equity transactions are allocated to those transactions using a basis of allocation that is rational and a consistent methodology with previous transactions.
3.12.Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity.
3.13.Leases
This policy concerns instances where a Group company is the lessee.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to the consolidated statement of operation over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use assets are measured at cost comprising the following:
–the amount of the initial measurement of lease liability;
–any lease payments made at or before the commencement date less any lease incentives received;
–any initial direct costs, and
–restoration costs.
The lease term is considered to be the non-cancellable period of a lease, together with both:
–periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option; and
–periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.
Assumptions as to whether the Company is reasonably likely to exercise any extension or termination options have been individually assessed based on the Company’s plans.
The policy of recognizing right-of-use assets and lease liabilities is not applied to short-term (under 12 months) or low value leases.
For deferred tax purposes, the Group considers the net effect of temporary differences arising from the right-of-use asset and the lease liabilities.

3.14.Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR. The Company has accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. The amount received by the Company will be accreted to the total estimated royalty payments over the life of the agreement which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. See note 26, “Deferred royalty obligation” for further information.

3.15.Convertible loans
The Company entered into a USD 115.0 million Facility Agreement (the “Facility Agreement”) (see note 24, “Convertible loans”) on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
Accounting for the first and second tranches
On May 19, 2020, the Company received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
(i)The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the consolidated statement of operation.
(ii)The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9. It is presented as a financial liability in the consolidated balance sheet.
On May 17, 2021, the Company drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
(i)The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the consolidated statement of operation.
(ii)Upon draw down, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including both components. The Company recorded the initial carrying amount of the convertible loan based on its fair value as of April 23, 2021. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability.
Expenses and fees payable upon the issuance of the first and second tranches of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the consolidated statement of operation, while the share of expenses allocated to the residual convertible loan was deducted from the loan. Prior to the draw down of the second tranche, the Company accounted for the second tranche as a derivative. See note 24, “Convertible loans” for further information.
3.16. Revenue recognition
Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates. In previous years, the Company had generated only service revenues from a license and collaboration arrangement.

Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. To achieve this core principle, the Company follows a five-step model: (i) identify the customer contract; (ii) identify the contract’s performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.
Revenue is also reduced for gross-to-net (“GTN”) sales adjustments, which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.
3.17.Cost of product sales
Cost of product sales primarily includes direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales.
3.18.R&D expenses
Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenses are capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the consolidated statement of operation. When certain criteria are met, the Company capitalizes the internal development expenses as internally generated intangible assets and amortizes the asset over its estimated useful life based on a systematic and rational approach.
3.19.Selling and marketing (“S&M”) expenses
S&M expense is expensed when incurred and include employee expenses (including share-based compensation expense) for commercial employees, external costs related to commercialization (including professional fees, communication costs and IT costs, travel expenses and depreciation of property, plant and equipment). To date, facility expense and depreciation of right-of-use assets have not been material.

3.20.General and administrative (“G&A”) expenses
G&A expense is expensed when incurred and include employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
3.21.Current, deferred income tax and tax credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity; in this case the related tax is recognized in other comprehensive loss or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.
Deferred income tax assets from tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
See note 12, “Income tax expense” and note 21, “Deferred income taxes and tax credits” for additional information.

3.22. Segment reporting
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Product revenues, net and Contract revenue are attributable to United States and the Company’s country of domicile, Switzerland, respectively.
The Company has locations in three regions: Switzerland, the United Kingdom and the United States. An analysis of non-current assets by geographic region is presented in note 14, “Non-current assets by geographic area”.
3.23. Loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares owned by the Company and held as treasury shares. See note 31, “Loss per share.”
Diluted loss per share adjusts the shares used in the determination of basic loss per share to take into account the after-tax effect of interest and other financing costs associated with potentially dilutive common shares, if applicable, and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares (share option plans and convertible loans). See note 25, “Share-based compensation expense” and note 24, “Convertible loans”, respectively.
4.New and amended IFRS standards
(i)New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the interim periods. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.
(ii)Recently adopted IFRS standards
IFRS 16 “Leases” has been adopted by the Group from January 1, 2019. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize an asset, being the right to use the leased item, and a financial liability, reflecting future lease payments, for virtually all lease contracts, though there was an optional exemption for certain short-term leases and leases of low-value assets.
The Group has applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses without restating prior years. Since the Group recognized the right-of-use assets at an amount equal to the lease liabilities there was no impact on accumulated losses. The new accounting policy for leases is set out in note 3.13, “Leases”.
The Group has elected to apply the following practical expedients in adopting IFRS 16: (i) not to recognize right-of-use assets and lease liabilities for leases of low value, (ii) to apply hindsight in determining the lease term for contracts which contain certain options to extend or terminate the lease, (iii) to account for each lease component and any non-lease components as a single lease component, (iv) to rely on its assessment of whether leases were onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of application, and (v) to exclude initial direct costs for the measurement of the right-of-use asset at the date of initial application. The Group’s weighted average incremental borrowing rate calculated as of January 1, 2019 was 2.66%.

The following table reconciles the Group's operating lease obligations at December 31, 2018, as computed under the Group's previous accounting policy with the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(in KUSD)

Operating lease commitments at December 31, 2018	4,378

Discounted at the incremental borrowing rate as at January 1, 2019	3,976
Short-term leases recognized on a straight-line basis as expenses	(15)
Low-value leases recognized on a straight-line basis as expenses	—
Extension options reasonably certain to be exercised	1,462
Lease obligations recognized at January 1, 2019	5,423

Of which are:
Lease liabilities (short-term)	924
Lease liabilities (long-term)	4,499
In accordance with the adoption of IFRS 16 “Leases” as of January 1, 2019, the Group recorded at initial recognition a non-cash KUSD 5,423 right-of-use asset and corresponding lease liability. The Group’s Consolidated Statement of Operation for the year ended December 31, 2019 was impacted by an increase in depreciation of right-of-use leased assets of KUSD 1,064 and a reduction in operating lease expenses of KUSD 1,002. The increase in interest expense was KUSD 141. During the same periods, the Group’s cash flow statement was impacted by a shift of KUSD 1,143 from cash generated from operations to net cash used in financing activities. Overall, IFRS 16 was cash neutral for the Group.
5.Financial risk management
5.1Financial risk factors
Management and the Board of Directors regularly reviews the Group cash forecast and related foreign exchange risk. It also performs the risk assessment, defines any necessary measures and ensures the monitoring of the internal control system. The Group does not use derivative financial instruments to hedge these exposures.
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:
–forecast costs denominated in a currency other than the entity’s functional currency;
–recognized assets and liabilities denominated in a currency other than the entity's functional currency; and
–net investments in foreign operations.
Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in USD and holds cash principally in USD.
The Group's cash and cash equivalents are denominated in the following currencies:

	2021	2021	2020	2020
December 31	in KL/C(1)	in KUSD	in KL/C(1)	in KUSD
In USD	462,306	462,306	435,750	435,750
In CHF	580	635	376	426
In GBP	2,162	2,921	2,096	2,861
In EUR	601	682	129	158
		466,544		439,195

_______________
(1)Thousands Local Currencies
The Group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of the Group’s foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2021, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 1,034 higher / lower, mainly as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities (2020: KUSD 1,013 higher / lower on net monetary assets).
At December 31, 2021, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 191 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities (2020: KUSD 214 higher / lower on net monetary assets).
At December 31, 2021, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 424 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities (2020: KUSD 323 higher / lower), and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT UK would have been KUSD 544 higher / lower (2020: KUSD 439 higher / lower on net monetary assets).
Interest rate risk
Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation. See note 5.3, “Fair value estimation” for a further discussion on the risk free rate and implied bond yield sensitivity analysis used in determining the fair value of the embedded derivative and derivative associated with the Company’s convertible loans. In relation to the royalty purchase agreement with HCR, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 26, “Deferred royalty obligations” for further information.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions (see note 20b, “Credit quality of financial assets”). The Group’s cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company’s wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group management.
Funding and liquidity risks are reviewed regularly by management and the Board of Directors. The Board of Directors reviews the Group’s ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis as necessary. To date, the Company has funded its capital requirements through capital raises, including the issuance of the Company’s common shares and the issuance of convertible loans (see note 24, “Convertible loans”), partnering of its programs and royalty financings (see note 26, “Deferred royalty obligation”).

The table below analyzes the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

(in KUSD)	Note	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable		12,080	—	—	—
Lease liabilities, contractual rent		1,235	2,122	1,962	3,706
Convertible loan, interest and exit fee		6,938	13,894	6,672	—
Convertible loan, principal	24	—	—	115,000	—
At December 31, 2021 (1)		20,253	16,016	123,634	3,706

Trade accounts payable		5,279	—	—	—
Lease liabilities, contractual rent		1,050	1,047	642	903
Convertible loan, interest and exit fee		3,921	7,842	7,703	—
Convertible loan, principal (2)	24	—	—	65,000	—
At December 31, 2020		10,250	8,889	73,345	903
(1) The deferred royalty obligation in which the Company received an initial USD 225.0 million of gross proceeds has been excluded from the tabular disclosure as there is no contractual maturity date. The Company’s aggregate royalty obligations are capped at a maximum of 2.50 times the amount received (see note 26, “Deferred royalty obligation”).
(2) Amount represents the principal amount of the convertible loan due May 2025 associated with the first tranche of the Facility Agreement as the second tranche of the Facility Agreement of USD 50.0 million had not been drawn down as of December 31, 2020. See note 24, “Convertible loans”.
5.2Capital management
The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). Other than its lease liabilities, the Group’s only interest-bearing debt relates to the issuance of convertible loans (see note 24, “Convertible loans”). While the royalty purchase agreement does not have an explicit interest rate, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue (see note 26, “Deferred royalty obligation”).
The primary objective of the Group's capital management is to maximize shareholder value. Management and the Board of Directors regularly reviews its shareholder return strategy. For the foreseeable future, management and the Board of Directors will maintain a capital structure that supports the Group's strategic objectives through managing funding and liquidity risks and optimizing shareholder return.
The Company is a commercial-stage biotechnology company with product candidates still at pre-clinical and clinical stages of development. It intends to continue to explore financing opportunities either through the equity or debt markets as well as through cooperation and collaboration with pharmaceutical and biotechnology partners – potentially along the value chain from research alliances through co-development to commercialization. As explained in note 2 (iii), “Going concern basis”, management believes that the Company has sufficient financial resources available to meet all of its obligations for at least the twelve months from the issuance of these consolidated financial statements without additional capital becoming available.
5.3Fair value estimation
At December 31, 2021, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
–Cash and cash equivalents
–Trade accounts receivable
–Trade accounts payable
In 2021, there were no significant changes in the business or economic circumstances that affect the fair value of the Group's financial assets and financial liabilities. In 2020, the Company received convertible loans in the amount of USD 65.0 million under the first tranche of the Facility Agreement. In addition, on May 17, 2021, the Company drew down the second tranche of the Facility Agreement upon FDA approval of ZYNLONTA. See note 24, “Convertible loans”. The Company received convertible loans in the amount of USD 50.0 million. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. Each quarter, the Company marks-to-market the embedded conversion option derivative with changes in the fair value (gains or losses) of the derivatives recorded in the consolidated statement of operation.
Fair values must be estimated on an ongoing basis with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), with regard to the convertible loan conversion option derivatives related to the first and second tranches of the convertible loans. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in note 25, “Share-based compensation” and for the convertible loan derivatives in note 24, “Convertible loans”.
Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivatives in the first and second tranches are classified as pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
a.Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
b.Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
c.Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.
The embedded derivative conversion features with the first and second tranches of the Company’s convertible loans (see note 24, “Convertible loans”) are re-measured to fair value at each reporting date. The Company utilizes a risk free rate, an implied bond yield and a selected volatility in determining the fair value of its embedded derivatives. A hypothetical 10% increase (decrease) in the risk free rate as of December 31, 2021 would have increased (decreased) the embedded derivative values associated with the first and second tranche of our convertible loans by KUSD 22 (KUSD 22) and KUSD 15 (KUSD 15), respectively. A hypothetical 10% increase (decrease) in the implied bond yield as of December 31, 2021 would have increased (decreased) the embedded derivative value associated with the first and second tranche of our convertible loans by KUSD 192 (KUSD 222) and KUSD 122 (KUSD 143), respectively. A hypothetical 10% increase (decrease) in the selected volatility as of December 31, 2021 would have increased (decreased) the embedded derivative value associated with the first and second tranche of our convertible loans by KUSD 1,349 (KUSD 1,746) and KUSD 1,089 and (KUSD 1,389), respectively.
6.Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates, assumptions and judgements that have significantly affected reported results or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Revenue
Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates. In previous years, the Company had generated only service revenues from a license and collaboration arrangement. Significant judgements were required in implementing the Company’s revenue recognition accounting policy as set out in note 3, “Significant accounting policies”. In particular, significant judgement was required in determining the Company’s GTN sales adjustments.
Reversal of previously recorded inventory impairment charges
Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time that involved significant judgement including estimated demand for ZYNLONTA. See note 3, “Significant accounting policies”.
Licenses
The Company enters into collaboration, license and sublicense agreements with third parties, which grant the Company the right to use their antibodies with the Company's licensed warhead and linker technology to develop new ADCs for anti-cancer treatments. The license fees (upfront fees, signature fees, milestone payments) paid by the Company under the agreements are capitalized as intangible assets. The Company considers that those licenses have an indefinite life until regulatory and marketing approval is obtained. Once obtained, the asset will be treated as a definite-lived intangible asset and amortization will commence. The license costs capitalized were KUSD 2,893 and KUSD 1,923 for the years 2021 and 2020, respectively. The intangible assets are tested annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount (higher of an asset's fair value less costs of disposal and value in use). Impairment losses are recognized in the consolidated statement of operation. Testing for impairment inevitably involves the application of judgement. In 2020, in relation to the termination of one of the Company's programs, an impairment charge of KUSD 216 (corresponding to the entire carrying amount of the capitalized license) was recognized and charged to R&D expenses in the consolidated statement of operation. The Company performed its review for 2021 and 2019 and concluded no impairment was required. See note 18, “Intangible assets”.
Convertible loans

During 2020, the Company entered into the Facility Agreement, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate tranches. The Company received the first tranche upon the completion of the IPO. The first tranche has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. During 2021, the Company drew down on the second tranche upon receipt of FDA approval of ZYNLONTA and was accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. Prior to receiving FDA approval of ZYNLONTA, the second tranche was accounted for as a derivative. In determining the value of the loan and embedded derivative associated with the first and second tranches as well as the derivative associated with the second tranche prior to the approval of ZYNLONTA, the Company utilized significant estimates and judgements. In particular, significant judgement was required in selecting the appropriate models to value the derivatives arising from the first and second tranches of the convertible notes and in identifying the appropriate key assumptions as inputs to the selected models. Details of the models and assumptions are set out in note 24, “Convertible loans”.
Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR. The Company has accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. Significant judgements were used in the initial model and will continue to be used in subsequent models to estimate the total amount of future payments and the timing of such associated with the royalty purchase agreement with HCR. In particular, significant judgements were made by the Company based on revenue projections as well as the achievement of certain milestones associated with the royalty purchase agreement with HCR. Further information with respect to the model, judgements and assumptions are set out in note 26, “Deferred royalty obligation”.
Deferred tax assets

Deferred income tax assets from tax loss carryforwards, R&D tax credits, and temporary differences between tax and financial statement income are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable.

In determining taxable income for financial statement purposes, the Company makes certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets.
In evaluating the Company’s ability to recover its deferred tax assets it considers all available positive and negative evidence including its past operating results, the existence of cumulative losses, as well as R&D tax credits, and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying business.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company records the effect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period the law change is enacted or substantively enacted. Future tax rate or law changes could have a material effect on the Company's financial condition, results of operations or cash flows. See note 12, “Income tax expense” and note 21, “Deferred income tax and tax credits” for further information.
Share-based compensation expense

The details of the ADC Therapeutics Incentive Plan 2014 (as amended and restated as of October 1, 2015, the “Incentive Plan 2014”), the Share Purchase Plan 2016 and the 2019 Equity Incentive Plan are explained in note 25, “Share-based compensation expense”.

Prior to the Company’s IPO, the determination of the fair value of awards involved the application of an adjusted form of the Black-Scholes option pricing model that took into account the strike price, term of the award, impact of dilution (where material), share price at grant date and expected price volatility of the underlying share, expected dividend yield, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. In addition, for awards granted on and subsequent to July 1, 2019 through the IPO date, the fair value of grants was based on a probability-weighted expected returns method that took into account both the value derived by using an adjusted form of the Black-Scholes option pricing model and a discounted estimate of the price that may have been achieved in a future transaction. This method entailed further significant judgement, both in estimating a transaction price and in estimating the probabilities of different outcomes. The adjusted form of the Black-Scholes option pricing model used to derive a value for the common share price at grant date derived the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security and considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.

After the Company’s IPO, the determination of the fair value of awards involves the application of the Black-Scholes option pricing model for the Company’s option equity awards, which utilizes certain assumptions including expected volatility, expected life and risk-free interest rate. In addition, the exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE.
7.Product revenues, net
On April 23, 2021, the Company received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA only in the U.S. Product revenues, net were KUSD 33,917 in the year ended December 31, 2021. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled. See note 3, “Significant accounting policies” for further information.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the year ended December 31, 2021.

(in KUSD)	Year Ended December 31, 2021
Beginning balance	—
GTN sales adjustments in the current period	5,493
Credits, payments and reclassifications to Accounts payable	(2,903)
Ending balance as of December 31, 2021	2,590
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s consolidated balance sheet as of December 31, 2021.

(in KUSD)	As of December 31, 2021
Accounts receivable, net	1,204
Other current liabilities	1,386
2,590
8.Contract revenue and contract liability
Contract revenue represents the amortization of upfront payments received under license and collaboration contracts in order to finance the R&D that is the subject of those contracts as well as associated milestone payments. In 2013, the Company entered into a license and joint collaboration agreement which was subsequently discontinued in June 2019. As a result of the discontinuance of this joint development program, the remaining balance of the non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability) received under the related license and collaboration agreement was recognized in the first half of 2019 as contract revenue, and no additional contracts giving rise to current contract revenue have been entered into by the Company. As such, the Company recognized revenue of KUSD 2,340 associated with the remaining balance of the non-refundable upfront payment for the year ended December 31, 2019. There was no deferred revenue as of December 31, 2021 and December 31, 2020.

9.Non-operating income (expense)

		Year Ended December 31,
(in KUSD)	Note	2021	2020	2019

Convertible loans, derivatives, change in fair value income (expense)	24	34,893	(45,411)	—
Convertible loans, derivatives, transaction costs	24	(148)	(1,571)	—
Share of results with joint venture	19	(6,672)	24,368	—
Exchange differences		50	(576)	(255)
R&D tax credit		366	584	1,655
Non-operating income (expense)		28,489	(22,606)	1,400
Convertible loans, derivatives, change in fair value income (expense)
Changes in derivative fair values are explained in note 24, “Convertible loans”. Pursuant to the Facility Agreement with Deerfield, the Company drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the second tranche of convertible loans amounting to USD 50 million.
As explained in note 24, “Convertible loans”, transaction costs incurred on the issuance of the first and second tranches have been allocated pro rata to the embedded conversion option derivative and to the convertible loan. The costs allocated to the loans have been deducted from the initial book value of the loans and will therefore be recognized over the life of the loans as part of the effective interest costs. The costs allocated to the embedded derivative feature of the first and second tranches have been recognized directly in the consolidated statement of operation.
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recognized a gain of USD 24.5 million associated with its contribution of intellectual property. In addition, the Company recorded its proportionate share of Overland ADCT BioPharma’s net loss of USD 6.7 million and KUSD 132 for the years ended December 31, 2021 and 2020, respectively. See note 19, “Interest in joint venture”.
Exchange differences
Also included in Other income (expense) are favorable or unfavorable Exchange differences. The Company’s is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a gain of KUSD 50, and losses of KUSD 576 and KUSD 255 for the years ended December 31, 2021, 2020 and 2019, respectively.
R&D tax credit
The Company recognizes as Other income (expense) amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). During 2021, 2020 and 2019, the Group recognized income of KUSD 366, KUSD 584 and KUSD 1,655, respectively. During 2019, the Company recognized amounts received and receivable by ADCT UK for the first time under the UK R&D Expenditure Credit Scheme. The grants represent 12% of eligible expenditure. Because of the strictness of the eligibility criteria for these credits, the Company did not recognize any income under this scheme until it had positive confirmation that initial claims had been approved for payment, which occurred in 2019.

The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within Other income (expense) and not as a credit to income tax expense.

10.Employee expenses

		Year Ended December 31,
(in KUSD)	Note	2021	2020	2019
Wages, salaries and other costs		78,748	44,058	24,061
Social security costs		10,433	7,292	3,871
Share-based compensation expense	25	60,555	42,928	1,117
Defined benefit plan costs	23	436	966	462
Defined contribution plan costs		1,894	727	540
Employee expenses		152,066	95,971	30,051
Employee expenses increased from USD 96.0 million in 2020 to USD 152.1 million in 2021. This increase of USD 56.1 million is primarily due to higher headcount as the Company continues to advance clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. Employee expenses also increased due to the recruitment of commercial employees for the commercial launch of ZYNLONTA in 2021. The increase in headcount also resulted in higher share-based compensation expense. Share-based compensation also increased as a result of the Company’s first annual equity award that was granted in 2021.
Employee expenses increased from USD 30.1 million in 2019 to USD 96.0 million in 2020. This increase of USD 65.9 million was primarily due to higher headcount as the Company continued to advance clinical trials associated with its lead product candidates, preparing for the commercial launch of ZYNLONTA and, to a lesser extent, becoming a public company. The increase in headcount resulted in higher share-based compensation expense as well as the acceleration of expense associated with the immediate vesting of awards as a result of the Company’s IPO.

11.Operating expense
The following table provides the consolidated statement of operation classification of our total operating expense:

		Year Ended December 31,
(in KUSD)	Note	2021	2020	2019
COGS		1,393	—	—

R&D
External costs (1)		91,875	97,768	82,621
Employee expenses (2)	10	66,127	44,264	24,916
R&D expense		158,002	142,032	107,537

S&M
External costs (3)		28,817	11,887	—
Employee expenses (2)	10	35,963	10,214	—
S&M expense		64,780	22,101	—

G&A
External costs (1)		21,486	13,637	9,067
Employee expenses (2)	10	49,976	41,493	5,135
G&A expense		71,462	55,130	14,202
Total operating expense		295,637	219,263	121,739
(1) Includes depreciation expense
(2) Includes share-based compensation expense

(3) Includes depreciation expense for PP&E for the year ended December 31, 2021. All other depreciation expense was not material for the year ended December 31, 2021. Depreciation expense was not material for year ended December 31, 2020.
R&D expenses increased in the year ended December 31, 2021 as the Company invested in medical programs to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. As a result of these initiatives, employee expense increased due to increased headcount and higher share-based compensation expense. External costs increased primarily due to the advancement of our clinical trials associated with ZYNLONTA. CMC expenses increased in advance of the launch of ZYNLONTA and advancement of ADCT-601 clinical activities. As a result of FDA approval of ZYNLONTA, the Company reversed USD 8.1 million of previously recorded impairment charges during the year ended December 31, 2021 relating to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product. See note 3, “Significant accounting policies” for further information.
R&D expenses increased in the year ended December 31, 2020 due to higher employee expenses related to an increased number of employees as the Company continued to advance clinical trials associated with the Company’s lead product candidates, which also contributed to an increase in share-based compensation expense. External costs increased primarily due to the advancement of the Company’s clinical trials associated with its lead product candidates. In addition, the Company recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020.
S&M expenses for the year ended December 31, 2021 primarily related to the recruitment of commercial employees for the commercial launch of ZYNLONTA. External costs increased as a result of higher professional fees for the launch of ZYNLONTA. S&M expenses in the year ended December 31, 2020 related to the build-out of the commercial organization as the Company prepared for the launch of ZYNLONTA in 2021. During the year ended December 31, 2019, the Company incurred KUSD 158 of S&M expense that was classified within G&A expense. This amount was not reclassified as the amount was not material.
G&A expenses increased in the year ended December 31, 2021 due to higher employee expense as a result of increased share-based compensation expense. External costs also increased primarily as a result of higher professional fees associated with being a public company. The increase in G&A expense in the year ended December 31, 2020 was primarily due to increased share-based compensation expense and to a lesser extent, increased costs associated with being a public company.
12.Income tax (benefit) expense

	Year Ended December 31,
(in KUSD)	2021	2020	2019
Current:
Current income taxes for the year	3,644	417	572
Current income taxes related to prior years	926	(90)	10
Total current income tax expense	4,570	327	582
Deferred:
Recognition of previously unrecognized tax credits	(22,745)	—	—
Origination and reversal of tax credits	(2,311)	—	—
Other	(993)	—	—
Total deferred income tax (benefit)	(26,049)	—	—
Income tax (benefit) expense	(21,479)	327	582
The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which in 2021 ranged between 13.7% and 21.0% (2020: between 13.68% and 21.0%; 2019: between 11% and 27%) in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 13.4% (2020: 13.8%; 2019: 11.5%). This decrease is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies.

The tax on the Group's net loss before tax differs from the theoretical amount that would arise using the weighted average applicable tax rate as follows:

	Year Ended December 31,
(in KUSD)	2021	2020	2019
Loss before taxes	251,505	245,963	115,902
Pre-tax book income at the applicable statutory rate	34,060	33,319	12,332

Tax effects of:
Tax losses for which no deferred income tax asset is recognized	(31,138)	(26,112)	(13,187)
State income taxes - U.S.	2,704	—	—
Recognition of previously unrecognized R&D tax credits and deductible temporary differences	22,270	—	—
R&D tax credit - U.S.	7,232	546	436
Non-deductible expenses	(13,665)	(8,166)	(156)
Other	16	86	(7)
Income tax benefit (expense)	21,479	(327)	(582)
During 2021, the Group recorded a charge of approximately KUSD 926 in connection with its prior year tax liability. Additionally, the Group reduced its deferred tax assets by KUSD 2,783 to reflect the impact on tax credit carryforwards if the treatment associated with the timing of intercompany expenses on its prior year tax return is not sustained. These adjustments have been recognized in the consolidated financial statements because the Group believes it is not probable that the tax treatment will be sustained upon examination. The total impact is reflected in Non-deductible expenses in the effective tax rate reconciliation above. Apart from this specific item, the Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretation of tax law.
Following the approval of ZYNLONTA and the commencement of commercial sales in the U.S., the Group revised its projections of future taxable income. On this basis, the Group realized a deferred income tax benefit associated with the recognition of deferred tax assets related to federal and state R&D tax credits and temporary differences pertaining to its U.S. subsidiary for the year ended December 31, 2021. Approximately USD 25.7 million of the total income tax benefit relates to recording deferred tax assets not recognized as of December 31, 2020. See note 21, “Deferred income taxes and tax credit” for further information.
13.Other current assets

(in KUSD)	December 31, 2021	December 31, 2020
VAT receivable, net	364	453
Withholding tax receivable	23	991
Prepaid insurance	3,416	2,852
Prepaid compensation	1,489	1,488
Prepaid expenses	2,457	1,791
Prepaid and other CMC, research and clinical expenses	7,988	2,024
UK R&D expenditure credit receivable	455	1,246
Other	1,106	410
	17,298	11,255
The increase of USD 6.0 million in other current assets is primarily due to an increase in prepaid and other expenses associated with CMC, research and clinical trial activities. For further information regarding the UK R&D Credit Scheme, please refer to note 9, “Non-operating income (expense)”.
The maturity of other current assets is less than one year. The Company considers the counterparty risk as low. The Company believes the carrying amount of the aforementioned receivables is considered to approximate their fair value.

14.Non-current assets by geographic area

(in KUSD)
Country	December 31, 2021	December 31, 2020
Switzerland	56,680	60,231
United Kingdom	8,165	1,132
United States	1,203	1,482
	66,048	62,845
Non-current assets consist of property, plant and equipment, right-of-use assets, intangible assets and interest in joint venture. All intangible assets and the interest in joint venture are located in Switzerland.
15.Inventory
Inventory as of December 31, 2021 consisted of the following:

(in KUSD)	As of December 31, 2021
Work in process	10,562
Finished goods (1)	560
Total inventory	11,122

(1) Finished goods includes KUSD 3 relating to ZYNLONTA held on consignment by the Company’s third-party logistics and distribution provider. Subsequent to December 31, 2021, the Company’s inventory is no longer held on consignment by the third-party logistics and distribution provider.
The Company did not capitalize inventory costs as of December 31, 2020. See note 3, “Significant accounting policies” for further information.

16.Property, plant and equipment

(in KUSD)	Leasehold improvements	Laboratory equipment	Office equipment	Hardware	Construction in progress	Total
Cost
January 1, 2020	533	1,111	698	618	—	2,960
Additions	224	30	84	616	67	1,021
Disposals and scrapping	(13)	(178)	(117)	(367)	—	(675)
Exchange difference	2	39	6	3	—	50
December 31, 2020	746	1,002	671	870	67	3,356
Additions	1,761	1,250	308	111	—	3,430
Transfers	67	—	—	—	(67)	—
Disposals and scrapping	(272)	—	(24)	—	—	(296)
Exchange difference	(53)	(24)	(10)	—	—	(87)
December 31, 2021	2,249	2,228	945	981	—	6,403

Accumulated depreciation
January 1, 2020	(209)	(533)	(397)	(445)	—	(1,584)
Depreciation charge	(162)	(207)	(173)	(232)	—	(774)
Disposals and scrapping	13	178	117	367	—	675
Exchange difference	(4)	(32)	(4)	(4)	—	(44)
December 31, 2020	(362)	(594)	(457)	(314)	—	(1,727)
Depreciation charge	(312)	(251)	(99)	(258)	—	(920)
Disposals and scrapping	272	—	24	—	—	296
Exchange difference	3	9	2	—	—	14
December 31, 2021	(399)	(836)	(530)	(572)	—	(2,337)

Net book amount
December 31, 2020	384	408	214	556	67	1,629
December 31, 2021	1,850	1,392	415	409	—	4,066
In 2021, the investments in tangible fixed assets related to leasehold improvements and laboratory equipment related to the UK facility. During 2021 and 2020, the Company wrote-off fully depreciated PP&E no longer in use. In 2020, the investments in tangible fixed assets relate mainly to investments in the UK laboratory and in hardware.
Depreciation of property, plant and equipment has been charged to the following categories in the consolidated statement of operation:

	Year Ended December 31,
(in KUSD)	2021	2020	2019
R&D expense	751	589	407
S&M expense (1)	67	—	—
G&A expense	102	185	145
	920	774	552
(1) Depreciation expense for S&M was not material for year ended December 31, 2020.

17.Leases
The following tables provide balance sheet classification related to leases:

(in KUSD)	December 31, 2021	December 31, 2020
Properties (offices)	7,080	3,071
Vehicles	84	58
Total right-of-use assets	7,164	3,129

(in KUSD)	December 31, 2021	December 31, 2020
Lease liabilities (short-term)	1,029	1,002
Lease liabilities (long-term)	6,994	2,465
Total lease liabilities	8,023	3,467
As the Company continues to grow its operations and further develops its pipeline, it is looking to expand its facilities. During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100 square meters, is R&D. Pursuant to the terms of the agreement, the aggregate minimum lease payments for the first five years are fixed at which point the parties agree to perform an open market review, subject to a minimum and maximum rent escalation of 2% and 4%, respectively. Alternatively, the Company has the contractual right to exit the lease upon the fifth anniversary of lease commencement. In accounting for its Right-of-use asset and Lease liability, the Company concluded it was reasonably certain that it would occupy the space for the full ten-year term. During the second quarter of 2021, the Company entered into a new 18-month lease for its existing U.S. corporate offices in New Jersey, which commenced in June 2021. During the third quarter of 2020, the Company concluded it was reasonably certain that it would modify the terms of various existing lease agreements in accordance with the underlying terms of the agreements, which would reduce the Company’s future minimum lease obligations. As a result, the Company reduced its Right of use assets and Leased liability, non-current by KUSD 583. As a result of these new leases, the Company terminated certain of its existing lease agreements.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2020	5,887	78	5,965
Modification of lease terms	(583)	—	(583)
Exchange difference	20	—	20
December 31, 2020	5,324	78	5,402
Additions	5,662	56	5,718
Lease termination	(1,873)	—	(1,873)
Exchange difference	(108)	—	(108)
December 31, 2021	9,005	134	9,139

Accumulated depreciation
January 1, 2020	(1,067)	—	(1,067)
Depreciation charge	(1,131)	(20)	(1,151)
Exchange difference	(55)	—	(55)
December 31, 2020	(2,253)	(20)	(2,273)
Depreciation charge	(1,551)	(30)	(1,581)
Lease termination	1,873	—	1,873
Exchange difference	6	—	6
December 31, 2021	(1,925)	(50)	(1,975)

Net book amount
December 31, 2020	3,071	58	3,129
December 31, 2021	7,080	84	7,164

Depreciation of right-of-use assets have been charged to the following categories in the consolidated statement of operation:

	For the Years Ended
(in KUSD)	2021	2020	2019
R&D expenses	1,342	915	837
G&A expenses	239	236	227
	1,581	1,151	1,064
Depreciation expense for S&M was deemed to be not material.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2020	4,953	78	5,031
Modification of lease terms	(583)	—	(583)
Cash outflow (including interest)	(1,227)	(22)	(1,249)
Interest	102	3	105
Exchange difference	157	6	163
December 31, 2020	3,402	65	3,467
Additions	5,662	56	5,718
Cash outflow (including interest)	(1,169)	(33)	(1,202)
Interest	222	3	225
Exchange difference	(219)	34	(185)
December 31, 2021	7,898	125	8,023

December 31, 2020
Lease liabilities (short-term)	981	21	1,002
Lease liabilities (long-term)	2,421	44	2,465
Total lease liabilities	3,402	65	3,467

December 31, 2021
Lease liabilities (short-term)	994	35	1,029
Lease liabilities (long-term)	6,904	90	6,994
Total lease liabilities	7,898	125	8,023
The Company does not recognize right-of-use assets for short-term and low value leases. The Company has no low value leases. Expense relating to short-term leases incurred during 2021 and 2020 is recorded in the consolidated statement of operation in an amount of KUSD 164 and KUSD 277, respectively.
The amount payable in 2022 under short-term leases (with an original term of under 12 months) is KUSD 13.

18.Intangible assets

	Indefinite lived		Definite lived
(in KUSD)	Licenses	Internal development costs	Licenses	Software	Total
Cost
January 1, 2020	9,221	—	—	147	9,368
Additions	1,923	—	—	85	2,008
Disposals	—	—	—	(65)	(65)
Exchange difference	—	—	—	1	1
December 31, 2020	11,144	—	—	168	11,312
Additions	2,293	631	600	14	3,538
Transfers	(452)	—	452	(6)	(6)
December 31, 2021	12,985	631	1,052	176	14,844

Accumulated amortization
January 1, 2020	(853)	—	—	(81)	(934)
Amortization charge	—	—	—	(47)	(47)
Impairment charge	(216)	—	—	—	(216)
Disposals	—	—	—	65	65
Exchange difference	—	—	—	(1)	(1)
December 31, 2020	(1,069)	—	—	(64)	(1,133)
Amortization charge	—	—	(50)	(79)	(129)
December 31, 2021	(1,069)	—	(50)	(143)	(1,262)

Net book amount
December 31, 2020	10,075	—	—	104	10,179
December 31, 2021	11,916	631	1,002	33	13,582
Amortization and impairment of intangible assets have been charged to the following categories in the consolidated statement of operation:

(in KUSD)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Cost of product sales	50	—	—
R&D expenses	12	230	14
G&A expenses	67	33	16
	129	263	30
Licenses
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. The Company classifies its licenses relating to product candidates for which regulatory approval has not been received as indefinite-lived intangible assets and did not recognize amortization expense relating to these licenses.
On April 23, 2021, the Company received FDA approval for ZYNLONTA. Upon FDA approval, the Company assigned an estimated useful life of 14 years to the intangible assets related to ZYNLONTA based on the expected patent life, which includes an extension period that the Company believes is highly probable of being granted. This estimated useful life does not include additional patent protection that may be granted under applications filed but not yet approved other than the extension period discussed above. Amortization expense relating to the ZYNLONTA intangible assets for the year ended December 31, 2021 was KUSD 50, which was recorded in Cost of product sales in the consolidated statement of operations.
In 2021, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 1,050 paid upon the successful completion of a pre-clinical toxicology study and IND submission related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset;
•An amount of KUSD 600 paid upon final regulatory approval of ZYNLONTA related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as a definite-lived intangible asset and is being amortized over its estimated useful life of 14 years as described above; and
•An amount of KUSD 293 paid upon the commencement of a Phase 1 clinical trial related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset.
License Payments
•An amount of KUSD 400 paid relating to a license agreement with a third party to use their proprietary conjugation technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset;
•An amount of KUSD 300 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 250 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.

Internal Development Costs
Internal development costs are classified as indefinite-lived intangible assets and are expected to be capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. The Company began to capitalize internal development costs for ZYNLONTA as an internally generated intangible asset upon the FDA approval in the U.S. and if certain recognition criteria were met.
In 2020, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 250 paid upon the successful completion of a toxicology study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.
License Payments
•An amount of KUSD 1,000 relating to a license agreement with a third party to use their novel and proprietary conjugation technology with a variety of payload technologies in research, development, manufacturing and commercialization of antibody drug conjugates;
•An amount of KUSD 548 relating to a worldwide exclusive license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products; and
•An amount of KUSD 125 paid relating to license agreements with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies.
Impairment testing
The Group performed an assessment of its licenses in the context of its annual impairment test. Given the stage of the Group's development activities, the Group performed the impairment test on the basis of a fair value model for the entire group using the Company’s market capitalization.

The group therefore performs their annual impairment tests on their entire portfolio of intangible assets, by deriving their fair value from the market capitalization for the entire group based on the Company’s closing share price of its common stock traded on the NYSE as of the Company’s annual impairment testing date. The fair value of the intangible asset portfolio was derived by deducting the carrying value of its tangible assets, which consist primarily of cash and cash equivalents, from the Group valuation. This resulted in a derived fair value of its portfolio of intangibles that was multiple times the carrying value of its intangibles.
Management's estimate of the fair value is consistent with the approach taken in prior years with the exception of deriving the value of the entire group in 2021 and 2020 based on the market capitalization of the Company’s common stock traded on the NYSE and with external sources of information during 2019 (level 3 assessment).
Each of the product candidates related to the indefinite-lived and definite-lived intangible assets were additionally tested for impairment. Assessments included reviews of the following indicators:
–Future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future trials;
–Consideration of the progress of clinical trials, including obtaining primary endpoint readout data, discussions with regulatory authorities for new trials and enrollment status for ongoing clinical trials; and
–Consideration of market potential, supported where available by external market studies, and assessments of competitor products and product candidates.
If a candidate fails any of those indicators, the entire balance is written off. During 2020, the Company terminated a program. Consequently, impairment charges of KUSD 216 (corresponding to the entire carrying amount of the capitalized licenses) were recognized and charged to R&D expenses in the consolidated statement of operation. No impairment losses were recognized in 2021 and 2019.
19.Interest in joint venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901 (collectively, the “Licensed Products”), in greater China and Singapore (the “Territory”). The Company agreed to supply product to Overland ADCT BioPharma for its drug development and commercialization under a supply agreement entered into between the parties.
Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the “Licensed IP”) in the Territory to Overland ADCT BioPharma. Overland invested USD 50.0 million in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. The Company and Overland have appointed an equal number of nominees to the board of directors of Overland ADCT BioPharma which includes the Chief Executive Officer of Overland ADCT BioPharma. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of the Licensed Products. In addition, Overland ADCT BioPharma elected to participate in the Company’s global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland. Given the uncertainty of an initial public offering of Overland, the Company did not assign any value to the option.
In connection with the formation of Overland ADCT BioPharma, the Company determined the fair value of its equity interest by implying a total equity value of Overland ADCT BioPharma using Overland’s investment of USD 50.0 million and the fair value of the contingent milestone consideration for Overland’s 51% equity interest. The fair value of the contingent consideration was determined to be nominal due to the high uncertainty related to achieving certain conditions associated with the contingent consideration as of the closing date. The fair value of the Company’s equity interest as of December 31, 2020 was determined to be KUSD 48,040, which resulted in the Company recognizing a gain of KUSD 24,501 and a deferred gain of KUSD 23,539. The gain was recognized within Share of results with joint venture in the Company’s Consolidated Statement of Operation for the year ended December 31, 2020. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of December 31, 2021 and 2020.

(in KUSD)
Interest in joint venture
January 1, 2020	—
Initial investment	48,040
Share of results with joint venture	(132)
December 31, 2020	47,908
Share of results in joint venture	(6,672)
December 31, 2021	41,236
As of December 31, 2021, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2020. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	December 31, 2021	December 31, 2020
Cash and cash equivalents	39,318	50,000
Prepaid and other current assets	15	—
Intangible assets	48,040	48,040
Total liabilities	2,828	269
Net assets	84,545	97,771

(in KUSD)	For the Years Ended
Summarized Statement of Comprehensive Loss	December 31, 2021	December 31, 2020
Operating expenses	13,876	269
Other income	(259)	—
Net loss	13,617	269
20a Financial instruments by class and by category
The accounting policies for financial instruments have been applied as indicated below:

(in KUSD)	Note	December 31, 2021	December 31, 2020
Financial assets - financial assets
Cash and cash equivalents	5.1 / 20b	466,544	439,195
Accounts receivable, net	3.4	30,218	—
Other current assets (excluding prepaid expenses)	13	1,948	3,100
Other long-term assets		693	397
Total financial assets (1)		499,403	442,692

(in KUSD)	Note	December 31, 2021	December 31, 2020
Financial liabilities - financial liabilities
Accounts payable		12,080	5,279
Other current liabilities	22	50,497	30,375
Lease liabilities, short-term and long-term	17	8,023	3,467
Convertible loans, short-term and long-term	24	93,728	38,406
Convertible loans, derivatives	24	37,947	73,208
Deferred royalty obligation	26	225,477	—
Income taxes payable		3,754	149
Other long-term liabilities		—	221
Total financial liabilities (1)		431,506	151,105

Net financial position		67,897	291,587
(1) Financial assets and Financial liabilities are recorded at historical or amortized cost with the exception of Convertible loans, derivatives which are recorded at fair value.

The following is the net debt rollforward for the Company for 2020 and 2021.

	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivative (1)	Deferred royalty obligation (2)	Lease liabilities (3)	Total
January 1, 2020		115,551	—	—	—	(5,031)	110,520
Issuance of convertible loan	24	65,000	(37,203)	(27,797)	—	—	—
Convertible loan transaction costs	24	(3,673)	2,102	—	—	—	(1,571)
Fair value adjustments	24	—	—	(23,432)	—	—	(23,432)
Convertible loan accretion	24	—	(4,756)	—	—	—	(4,756)
Interest payments		(1,557)	1,452		—	105	—
Lease principal	17	(1,144)	—	—	—	1,144	—
Other lease activity including foreign exchange	17	—	—	—	—	315	315
Net cash inflow		264,783	—	—	—	—	264,783
Foreign exchange on cash		235	—	—	—	—	235
December 31, 2020 (4)		439,195	(38,406)	(51,229)	—	(3,467)	346,093

	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivatives (1)	Derivatives (1)	Deferred royalty obligation (2)		Lease liabilities (3)	Total
January 1, 2021		439,195	(38,406)	(51,229)	(21,979)	—		(3,467)	324,114
Issuance of convertible loan	24	50,000	(50,368)	(18,158)	20,341	—		—	1,815
Fair value adjustments	24	—	—	31,440	1,638	—		—	33,078
Convertible loan transaction costs	24	(557)	409	—		—		—	(148)
Convertible loan accretion	24	—	(10,418)	—	—	—		—	(10,418)
Interest payments	17, 24	(5,280)	5,055	—	—	—		225	—
Issuance of deferred royalty obligation	26	225,000	—	—	—	(225,000)		—	—
Deferred royalty transaction costs	26	(6,998)	—	—	—	6,998		—	—
Deferred royalty obligation accretion and cumulative catch-up	26	—	—	—	—	(7,688)	x	—	(7,688)
Deferred royalty obligation payments	26	(213)	—	—	—	213		—	—
Lease additions	17	—	—	—	—	—		(5,718)	(5,718)
Lease principal	17	(977)	—	—	—	—		977	—
Other lease activity including foreign exchange	17	—	—	—	—	—		(40)	(40)
Net cash outflow		(233,632)	—	—	—	—		—	(233,632)
Foreign exchange on cash		6	—	—	—	—		—	6
December 31, 2021		466,544	(93,728)	(37,947)	—	(225,477)		(8,023)	101,369
(1) See note 24, “Convertible loans for further information.
(2) See note 26, “Deferred royalty obligation” for further information.
(3) See note 17, “Leases” for further information.
(4) Totals may not foot due to rounding.
20b Credit quality of financial assets
The credit quality of financial assets that are neither past due nor impaired is assessed below by reference to S&P’s credit ratings (where available) or to historical information about counterparty default rates:

(in KUSD)	December 31, 2021	December 31, 2020
Cash and cash equivalents
UBS	154,961	144,989
Credit Suisse	157,098	145,238
JP Morgan Chase	1,295	3,768
Bank of America	153,190	145,200
	466,544	439,195
Accounts receivable, net, Other current assets (excluding prepaid expenses) and other long-term assets are fully performing, not past due and not impaired (see note 13, “Other current assets” and note 20a, “Financial instruments by class and by category”).

21.Deferred income taxes and tax credit
Recognized unused tax credits and temporary differences
Following the approval of ZYNLONTA and the commencement of commercial sales in the U.S., the Group revised its projections of future taxable profits. On this basis, during 2021, the Group recognized deferred tax assets related to ADCT America’s tax credits and temporary differences. The Group notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. Deferred income tax assets from ADCT America’s federal and state R&D tax credit carryforwards, as well as temporary differences, are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The components of Deferred income tax as of December 31, 2021 are as follows:

(in KUSD)	As of December 31, 2021
U.S. Federal R&D credits	21,213
U.S. State R&D credits	3,843
Other items	993
Total	26,049
Prior to 2021, the Company did not recognize any deferred income tax assets as the realization of the related tax benefit through future taxable profits was not probable.
U.S. federal and state R&D credits associated with recognized deferred tax assets are scheduled to expire in future years through 2041 as follows:

(in KUSD)	December 31, 2021	December 31, 2020
2036	61	1,059
2037	—	2,569
2038	—	7,117
2039	5,552	7,026
2040	8,429	8,484
2041	7,232	—
Total	21,274	26,255
An amount of KUSD 6,010 was utilized in 2021 (KUSD 546 in 2020). The U.S. R&D tax credits in the above table may be carried forward for up to 20 years. In addition, U.S. State R&D credits of KUSD 3,782 have no expiration date. These U.S. R&D tax credits relate entirely to ADCT America.
Unused tax losses, unrecognized temporary differences and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

(in KUSD)	December 31, 2021	December 31, 2020
Tax losses	818,946	613,206
Unused U.S. State R&D tax credits	907	26,255
Deductible (taxable) temporary differences	(40,380)	(50,465)
Total	779,473	588,996
Tax loss carryforwards
Potential deferred income tax assets from tax loss carryforwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carryforwards are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Company has decided not to recognize any deferred income tax assets other than those described above. The amounts of deferred income tax assets that arise from sources other than tax loss carryforwards and the amounts of deferred income tax liabilities are insignificant in comparison to the unrecognized tax loss carryforwards.

Tax losses not recognized and to be carried forward (in KUSD):

Years of expiry	December 31, 2021	December 31, 2020
2021	—	19,889
2022	31,128	31,128
2023	38,441	38,441
2024	92,012	92,012
2025	121,866	121,866
2026	118,943	118,943
Beyond 2027	416,556	190,927
	818,946	613,206
All of these carryforwards relate to the Company. In 2021, unused tax losses of KUSD 19,889 expired (2020: KUSD 14,735).
U.S. R&D tax credits carryforwards
As described above, Deferred income tax assets from U.S. R&D tax credit carryforwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Group has not recognized deferred tax assets related to the following state tax credits carryforwards:

(In KUSD)
Years of expiry	December 31, 2021
2038	352
2039	275
2040	280
907
These U.S. R&D tax credits, which may be carried forward for up to 20 years, relate entirely to ADCT America.
22.Other current liabilities

(in KUSD)	December 31, 2021	December 31, 2020
Payroll and social charges	16,063	12,063
R&D costs	20,320	15,333
GTN sales adjustments (1)	1,386	—
Other (2)	12,728	2,979
	50,497	30,375
(1) See note 7, “Product revenues, net”.
(2) Other includes the short term component of the Deferred royalty obligation as of December 31, 2021. See note 26, “Deferred royalty obligation”.
The increase in Other current liabilities is primarily related to the increase in R&D costs due to advancement of the Company’s clinical trials associated with ZYNLONTA in earlier lines of therapies and new histologies and its other product candidates. In addition, Payroll and social charges increased due to higher employee headcount in 2021.
23.Pension obligations
The Swiss pension plan is classified as a defined benefit plan under IFRS. Certain employees of the UK subsidiary are covered by local defined contribution plans. Pension costs for these plans are charged to the consolidated statement of operation when incurred.

Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.
Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.
In 2021, the guaranteed interest to be credited to employees' savings was 1% for mandatory retirement savings and 0.13% for supplementary retirement savings. The rate for converting mandatory savings to an annuity at age 65 for male employees and age 64 for female employees will decrease from 6.8% in 2021 to 6.5% in 2022 and 6.2% in 2023. The rate for converting supplementary savings to an annuity decreases from 4.95% in 2021 to 4.712% in 2022 and 4.4855% starting in 2023 for male and decreases from 4.9954% in 2021 to 4.7626% in 2022 and to 4.5411% starting 2023 for female employees.
The Swiss defined benefit plan scheme is valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2021.
The net amount recognized on the balance sheet comprises:

(in KUSD)	December 31, 2021	December 31, 2020
Present value of defined benefit obligation for funded plan	14,919	11,809
Fair value of plan assets	(11,267)	(8,266)
Deficit of funded plan: liability on the balance sheet	3,652	3,543
The movement in the net defined benefit obligation over the year is as follows:

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2020	7,880		(5,196)	2,684
Current service cost	960		—	960
Interest cost / (income)	17		(11)	6
Defined benefit plan - pension costs	977		(11)	966
Employee contributions	348		(348)	—
Employer contributions	—		(690)	(690)
Transfers from joiners' previous plans	1,451		(1,451)	—
	1,799		(2,489)	(690)
Exchange differences	838		(560)	278
Remeasurements:
Other actuarial losses	775		—	775
Plan asset gains	—		(10)	(10)
Change in demographic assumptions	(460)		—	(460)
Remeasurements	315	315	(10)	305
December 31, 2020	11,809		(8,266)	3,543

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2021	11,809		(8,266)	3,543
Current service cost	1,080		—	1,080
Impact of plan changes	(651)		—	(651)
Interest cost / (income)	23		(16)	7
Defined benefit plan - pension costs	452		(16)	436
Employee contributions	404		(404)	—
Employer contributions	—		(801)	(801)
Transfers from joiners' previous plans	1,968		(1,968)	—
	2,372		(3,173)	(801)
Exchange differences	(382)		269	(113)
Remeasurements:
Change in financial assumptions	(310)		—	(310)
Other actuarial losses	978		—	978
Plan asset gains	—		(81)	(81)
Remeasurements	668	668	(81)	587
December 31, 2021	14,919		(11,267)	3,652
The changes in demographic assumptions utilized in the valuation had a positive impact in the present value of pension obligations in 2020. More specifically, the benefit arose from using an updated mortality table as described below. The other actuarial losses in 2020 were due to a variety of experience factors, including in particular the increase in 2020, after the service cost for 2020 had been determined, in the number of active employees covered by the pension plan.
The positive impact of plan changes for 2021 was due to the further decrease of conversion rates for the supplementary retirement savings. Other actuarial losses in 2021 of KUSD 978 were due to increases in the plan participants’ vested benefits. Changes in the financial assumptions in the following tables resulted in a decrease to the defined benefit obligations.
The present value of the defined benefit obligation related to 31 active employees based in Switzerland (2020: 28 active employees).
The principal actuarial assumptions used for accounting purposes are as follows for all periods presented:

	2021	2020
Discount rate	0.35%	0.20%
Interest credited on savings accounts	0.35%	0.20%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience in each territory.
Mortality assumptions for Switzerland are based on the LPP 2020 mortality generational tables for 2021 and 2020. The average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is as follows:

	2021	2020
Male	22.57	22.45
Female	25.37	25.26
The sensitivity of the defined benefit obligation and of the service cost to changes in the weighted principal assumption is:

2021	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(4.90)%	(0.25)%	5.30%
Future salary increases	0.50%	0.60%	(0.50)%	(0.60)%
Interest credited on savings accounts	0.50%	2.70%	(0.50)%	(2.60)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.10)%

2020	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(5.00)%	(0.25)%	5.40%
Future salary increases	0.50%	0.70%	(0.50)%	(0.70)%
Interest credited on savings accounts	0.50%	2.80%	(0.50)%	(2.70)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.00)%
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
Expected employer contributions to the defined benefit plan for the year ending December 31, 2022 amount to KUSD 928.
The weighted average duration of the defined benefit obligation is 20.5 years (2020: 20.9 years).
Asset-liability strategy
The Swiss Life Collective BVG Foundation, to which the pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation.
Investments by asset class
Investments by asset class are as follows:

(in KUSD)	December 31, 2021	December 31, 2020
Cash	85	126
Bonds	6,320	4,658
Shares	531	564
Real estates and mortgages	3,457	2,353
Alternative investments	875	565
	11,268	8,266
Defined benefit plan reserves
The movement in the defined benefit plan reserves (included in “Other reserves”) is as follows:

(in KUSD)	2021	2020
January 1	(2,694)	(2,389)
Remeasurements of defined benefit pension plan	(587)	(305)
December 31	(3,281)	(2,694)

24.Convertible loans
Facility agreement
On April 24, 2020, the Company entered into a USD 115.0 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
The outstanding principal amount of the convertible loans is due to be repaid in full on May 19, 2025. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.
The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020 and July 1, 2021 for the first tranche and second tranche, respectively.
Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.
The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries and joint venture.
Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. The holder of each of the first tranche of convertible notes is entitled to convert the principal amount of convertible loans evidenced thereby, at its option, into the Company’s common shares at any time at a conversion price per share equal to 130% of the IPO share price, which was USD 19.00.
The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. If the conversion price of the second tranche of convertible notes is less than the floor price but for the application of the floor, Deerfield will not be obligated to extend the second tranche.
Upon the occurrence of a major transaction, as defined below, the holders of the convertible notes may elect to require the Company to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, the make-whole amount and the exit charge) or alternatively the holder may elect to require the Company to convert the unredeemed portion and, in addition, receive a number of additional common shares determined as set forth in the convertible notes (in addition to accrued and unpaid interest and the exit charge). In the case of a successor major transaction, as defined below, the Company may elect to require redemption of any portion of the convertible notes that the holder does not elect to convert in connection with such transaction.
Major transactions include (i) mergers and similar transactions as a result of which the holders of common shares before the transaction no longer hold a majority of the common shares after the transaction or the common shares are changed into the securities of another entity, (ii) sales of assets exceeding 50% of the Company’s enterprise value, (iii) any person or group acquiring beneficial ownership of more than 50% of the Company’s common shares or (iv) the delisting of the Company’s common shares, subject in each case to the more detailed provisions contained in the convertible notes. Successor major transactions include any major transaction in which the Company’s common shares are converted into the right to receive cash, securities of another entity and/or other assets, and any asset sale major transaction in which the Company distributes assets to its shareholders.
The Company will have the right to force conversions of the convertible notes on and after the one-year anniversary of the date on which it received regulatory approval of ZYNLONTA if each of the following is greater than 275% of the conversion price (among other conditions specified in the convertible notes): (1) the volume weighted average price of the common shares on at least 20 trading days during any period of 30 consecutive trading days, (2) the volume weighted average price of the common shares on the last trading day of such period and (3) the closing price of the common shares on the last trading day of such period. The Company will have the right to force conversions of the convertible notes on and after the three-year anniversary of the date on which it has received regulatory approval of ZYNLONTA if the same conditions above are satisfied, except that the applicable price described in the preceding sentence need only be greater than 175% of the conversion price.

The Facility Agreement contains various covenants, including a requirement to retain USD 50 million in cash and cash equivalents as of the end of each fiscal quarter.
First tranche - Initial disbursement of convertible loans
The Company has accounted for the first tranche of convertible loans amounting to USD 65 million issued on May 19, 2020 as comprising two components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in first tranche
Since issuance, the embedded conversion option derivative is marked-to-market on a quarterly basis. During the year ended December 31, 2021, the Company recognized income of KUSD 28,003 as a result of changes in the fair value of the embedded derivative. During the year ended December 31, 2020, the Company recognized a loss of KUSD 23,432, as a result of changes in the fair value of the embedded derivative. The fair value of the embedded derivative associated with the first tranche was KUSD 23,226 and KUSD 51,229 as of December 31, 2021 and December 31, 2020, respectively. The decrease in fair value of the embedded derivative during the year ended December 31, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to December 31, 2021, which was charged directly to the consolidated statement of operations. The increase in fair value of the embedded derivative during the year ended December 31, 2020 is primarily due to the increase in the fair value of the underlying shares from April 24, 2020 to December 31, 2020.
The Company used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of December 31, 2021 and December 31, 2020 were as follows:

	As of
	December 31, 2021	December 31, 2020
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD (1)	67.93	67.93
Share price in USD	20.20	32.01
Risk-free interest rate	1.0%	0.3%
Expected volatility (2)	77%	90%
Expected term	40 months	52 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	8.8%	13.3%
(1) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it has received regulatory approval of ZYNLONTA as discussed above.
(2) The expected volatility utilized for the December 31, 2021 valuation decreased from that used in the December 31, 2020 valuation due to a change in the peer group. Prior to the FDA approval of ZYNLONTA, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval of ZYNLONTA, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption utilized in the December 31, 2021 valuation.
Residual convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020. For the years ended December 31, 2021 and December 31, 2020, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD

8,389 and KUSD 4,756, respectively. The Company’s interest expense is based on the implied effective interest rate, which was computed at inception at 23%.
The convertible loan’s initial fair value was determined as the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. Transaction costs associated with the convertible loan were allocated to the embedded conversion option derivative and residual loan as follows:

in KUSD	Embedded derivative	Residual loan	Total
Gross proceeds	27,797	37,203	65,000
Less: transaction costs	(1,571)	(2,102)	(3,673)
Net	26,226	35,101	61,327
The transaction costs of the embedded derivative were charged directly to the consolidated statement of operations. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 42,874 as of December 31, 2021, of which KUSD 3,631 was the current portion of the liability. The carrying value of the convertible loan was KUSD 38,406 as of December 31, 2020, of which KUSD 3,631 was the current portion of the liability.
Second tranche - Accounting for subsequent disbursement of convertible loans prior to FDA approval
Draw-down of the second tranche of the convertible loans was mandatory upon receipt of regulatory approval for ZYNLONTA. Prior to drawing down the second tranche, the Company accounted for the second tranche as a derivative. The Company performed a valuation of the derivative immediately prior to the April 23, 2021 approval of ZYNLONTA, which resulted in a mark-to-market adjustment and recognition of KUSD 1,638 of income for the year ended December 31, 2021. The decrease in fair value of the derivative during the year ended December 31, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to immediately prior to the April 23, 2021 FDA approval, which was recorded directly to the consolidated statement of operations. The fair value of the derivative associated with the second tranche as of December 31, 2021 was nil as the derivative is now accounted for as an embedded conversion option derivative upon the draw-down of the subsequent disbursement. See “Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval” below for further details. During the year ended December 31, 2020, the Company recognized a loss of KUSD 21,979 as a result of changes in the fair value of the derivative. The increase in fair value of the derivative during the year ended December 31, 2020 was primarily due to the increase in the fair value of the Company’s shares from April 24, 2020 to December 31, 2020 and has been charged directly to the consolidated statement of operations. The fair value of the derivative associated with the second tranche was KUSD 21,979 as of December 31, 2020.
The Company used an independent valuation firm to assist in performing a fair value assessment of the derivative liability, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of April 23, 2021 (prior to FDA approval of ZYNLONTA) and December 31, 2020 were as follows:

	As of
	April 23, 2021	December 31, 2020
Exercise price at 150% of the IPO of 19.00, in USD (1)	28.50	28.50
Forced conversion price, in USD (2)	78.38	78.38
Share price in USD (3)	24.85	32.01
Risk-free interest rate	0.6%	0.3%
Expected volatility	90%	90%
Expected term	1 month	5 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	7.7%	7.4%
(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed above.
(3) The Company utilized the opening share price on April 23, 2021 for the valuation of the derivative immediately prior to FDA approval of ZYNLONTA.
Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval
Upon receipt of FDA approval of ZYNLONTA, the Company accounted for the second tranche of convertible loans amounting to USD 50 million issued on May 17, 2021 as comprising two separate components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in second tranche
The Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including the embedded conversion option derivative, as of April 23, 2021. The fair value of the embedded conversion option derivative component was based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the subsequent valuation of the embedded conversion option derivative as of December 31, 2021 and the initial valuation of the entire instrument, including both components described above, after FDA approval of ZYNLONTA was obtained on April 23, 2021 were as follows:

	As of
	December 31, 2021	April 23, 2021
Exercise price in USD (1)	28.07	28.50
Forced conversion price, in USD (2)	77.19	78.38
Share price in USD (3)	20.20	23.25
Risk-free interest rate	1.0%	0.6%
Expected volatility	77%	75%
Expected term	40 months	48 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	8.8%	6.3%

(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. The conversion price for the second tranche of the convertible notes as of December 31, 2021 was based on 120% of the average of the volume-weighted average process of the Company’s shares on each of the 15 trading days prior to the disbursement date, while the conversion price as of April 23, 2021 was based on 150% of the IPO price.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed above.

(3) The Company utilized the closing share price on April 23, 2021 for the valuation of the embedded conversion option derivative after FDA approval of ZYNLONTA.
The expected volatility utilized for the post-FDA approval valuations decreased from those used in the pre-FDA approval valuations due to a change in the peer group. Prior to the FDA approval of ZYNLONTA, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval of ZYNLONTA, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption utilized in the post-FDA approval valuations.
The following table presents the initial fair value of the entire instrument as of April 23, 2021, including both components, relating to the USD 50.0 million subsequent disbursement. The Company received net cash proceeds of USD 49.4 million after deducting aggregate transaction costs associated with the subsequent disbursement. Transaction costs associated with the subsequent disbursement were allocated to the embedded conversion option derivative and convertible loan as follows:

in KUSD	Embedded derivative	Convertible loan	Total
Fair value as of April 23, 2021	18,158	50,368	68,526
Allocation of transaction costs	(148)	(409)	(557)
Net carrying value of convertible loan as of April 23, 2021		49,959
The transaction costs of the embedded derivative were charged directly to the consolidated statement of operations.
During the year ended December 31, 2021, the Company recognized income of KUSD 3,436 as a result of changes in the fair value of the embedded derivative after the April 23, 2021 approval date. The fair value of the embedded derivative associated with the second tranche was KUSD 14,721 and KUSD 18,158 as of December 31, 2021 and after the April 23, 2021 approval date, respectively. The decrease in fair value of the embedded derivative is primarily due to the decrease in the fair value of the underlying shares from April 23, 2021 to December 31, 2021.

Convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2021. For the year ended December 31, 2021, the Company recorded interest expense related to the interest payable on the convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 2,029 based on the implied effective interest rate, which was computed at inception at 6.7%.
As described above, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including both components. The Company recorded the initial carrying amount of the convertible loan based on its fair value as of April 23, 2021. Refer to the tabular disclosure above for the key inputs used for the initial valuation after FDA approval of ZYNLONTA was obtained on April 23, 2021. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 50,854 as of December 31, 2021, of which KUSD 2,944 was the current portion of the liability.
Other

In connection with the receipt of the USD 50.0 million subsequent disbursement, the establishment of the embedded derivative and residual loan associated with the subsequent disbursement and elimination of the aforementioned derivative immediately prior to FDA approval of ZYNLONTA, the Company recorded a gain of KUSD 1,816 during the year ended December 31, 2021, which was recorded in Convertible loans, derivatives, change in fair value income (expense) in the consolidated statement of operations.

On June 4, 2021, in accordance with the Facility Agreement, the Company filed a registration statement to register 5,558,318 common shares, being the maximum number of shares that could potentially be issuable upon conversion of the full amount of the convertible notes issued under the Facility Agreement to the extent that the holders of the convertible notes elect to convert into the Company’s common shares or if the Company forces conversion.
25.Share-based compensation expense
Share data have been revised to give effect to the share split and share consolidation explained in note 2 (iv) “Share split” and in note 2 (v) “Share consolidation”.
Share Purchase Plan 2013 and Share Purchase Plan 2016

Under the terms of the 2013 and 2016 promissory notes issued in connection with the Share Purchase Plan 2013 and Share Purchase Plan 2016, in the case of an IPO the relevant plan participants were required to repay the outstanding amounts under the promissory notes prior to the IPO by delivering a number of shares of equivalent value to cover the amount to be repaid. In anticipation of the IPO, each of the plan participants holding promissory notes entered into loan settlement agreements with the Company dated as of April 15, 2020 pursuant to which they repaid all amounts outstanding under the promissory notes, including accrued interest, by delivering a number of shares of equivalent value to cover the amounts outstanding under the promissory notes.

After consideration of all relevant factors, the Board of Directors determined the value of such shares delivered pursuant to the loan settlement agreements as of the settlement date to be USD 18.75 per share, resulting in the delivery of an aggregate of 597,774 common shares by all plan participants for the settlement of the promissory notes. These shares were held by the Company as treasury shares.

These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the ADC Therapeutics SA 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) was recognized in prior periods. During the year ended December 31, 2020, unrecognized expense relating to the Share Purchase Plan 2016 amounting to KUSD 6,425 was charged to the consolidated statement of operation with a corresponding increase to Other reserves within equity on the consolidated balance sheet on completion of these transactions. The amounts of expense for all awards recognized for services received during the year ended December 31, 2021, 2020 and 2019 was nil, KUSD 7,417 (including the KUSD 6,425 discussed above) and KUSD 332, respectively. There was no expense recognized for the Share Purchase Plan 2013 for the years ended December 31, 2021, 2020 and 2019.
Incentive Plan 2014
All existing awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of the IPO. The Company calculated for each participant the gain arising from the difference between the exercise price and the USD 19.00 IPO price, undertook to settle in cash on behalf of the participant any associated tax and social charges liability, and transferred to the participant the remaining balance from treasury shares, valued at USD 19.00 per share. A total of 356,144 common shares were transferred to participants and an amount of KUSD 5,343 was withheld for tax and social charges during fiscal year 2020.

For participants whose awards had an exercise price greater than USD 19.00 — i.e., were “out-of-the-money” — the Company made an equal number of new awards under the Equity Incentive Plan 2019 (see below) with an exercise price of USD 19.00 and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period while the expense to be recognized for the new awards under the 2019 Equity Incentive Plan will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards.
The amounts of expense for all awards recognized for services received during the periods ended December 31, 2021, 2020 and 2019 were nil, KUSD 361 and KUSD 437, respectively.
2019 Equity Incentive Plan
In November 2019, the Company adopted the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 13,820,000 common shares for future issuance under the 2019 Equity Incentive Plan (including share-based equity awards granted to date less awards forfeited), which includes an additional 6,000,000 common shares approved by the Company’s board of directors on March 29, 2021. As of December 31, 2021, the Company has 6,424,871 common shares available for the future issuance of share-based equity awards. On March 22, 2021, the Company issued its first annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,592,651 share options and 377,255 RSUs.
As of December 31, 2021 and 2020, the cumulative amount recorded as a net increase to Other Reserves within equity on the consolidated balance sheet in respect of the 2019 Equity Incentive Plan was KUSD 95,978 and KUSD 35,498. An amount of KUSD 75 was withheld for tax charges during fiscal year 2021. The amounts of expense for all awards recognized for services received during the years ended December 31, 2021, 2020 and 2019 were KUSD 60,555, KUSD 35,150 and KUSD 348, respectively.

Share Options
Pursuant to the 2019 Equity Incentive Plan, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s consolidated statement of operation and a corresponding increase to Other Reserves within equity on the consolidated balance sheet.
The expense recognized for services received during the years ended December 31, 2021, 2020 and 2019 is KUSD 50,647, KUSD 33,355 and KUSD 348, respectively.
Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2021		2020		2019
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	26.45	4,276,973	18.75	1,020,434	—	—
Granted	28.22	2,572,008	28.62	3,347,766	18.75	1,020,434
Forfeited	24.82	(165,724)	19.83	(88,332)	—	—
Expired	18.75	(1,675)	—	—	—	—
Exercised	18.81	(41,382)	18.75	(2,895)	—	—
At the end of the year	27.23	6,640,200	26.45	4,276,973	18.75	1,020,434
Weighted average remaining contractual life of awards outstanding at end of period	8.7			9.29		9.96
The option awards granted during the year ended December 31, 2020 include 388,333 awards that were made to compensate holders of “out-of-the-money” awards under the Incentive Plan 2014 that expired on May 15, 2020. As of December 31, 2021, 1,972,964 awards are vested and exercisable out of the total outstanding awards of 6,640,200 common shares. As of December 31, 2021, the weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 24.87 and 8.30 years, respectively. Awards outstanding as of December 31, 2021 have expiration dates between 2029 and 2031. The average grant date fair value of awards granted during the year ended December 31, 2021 was USD 19.76 per award (2020: USD 21.27 and 2019: USD 15.71).
The fair values of the options granted after the IPO were determined on the date of the grant using the Black-Scholes option-pricing model. Prior to the IPO, the fair value of the options granted were determined using an adjusted form of the Black-Scholes option pricing model. The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant. See note 6, “Critical accounting estimates and judgements”.
The fair values of the options granted during the years ended December 31, 2021, 2020 and 2019 were determined on the date of grant using the following assumptions:

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
a) weighted average share price	in USD	19.94-32.22	15.95-48.77	16.31
b) strike price	in USD	19.94-32.22	18.75-48.77	18.75
c) expected volatility	in %	70-85	80-206	176.6
d) award life	in # of years	5.5-6.08	5.02-6.08	5.65
e) expected dividends	in %	—	—	—
f) risk-free interest rate	in %	0.51-1.33	0.29-0.70	1.67
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies. The expected volatility utilized after FDA approval of ZYNLONTA decreased from those used prior to FDA approval due to a change in the peer group. Prior to FDA approval, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption.
The award life for options granted was based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the 2019 Equity Incentive Plan, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grant of RSUs under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s consolidated statement of operation and a corresponding increase to Other Reserves within equity on the consolidated balance sheet. The expense recognized for services received during the years ended December 31, 2021 and 2020 is KUSD 9,908 and KUSD 1,795, respectively. Prior to fiscal 2020, the Company did not grant any RSUs.

	Number of awards	Weighted average grant date fair value
December 31, 2020	—	—
Granted	149,984	46.50
December 31, 2020	149,984	46.50
Granted	574,143	28.17
Vested	(51,828)	45.56
Forfeited	(9,244)	28.70
December 31, 2021	663,055	30.95
Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

(in KUSD)	2021	2020	2019
Incentive Plan 2014	—	361	437
Share Purchase Plan 2016	—	7,417	332
2019 Equity Incentive Plan - Options	50,647	33,355	348
2019 Equity Incentive Plan - RSUs	9,908	1,795	—
Tax and social charge deductions - Incentive Plan 2019	(75)	—	—
Tax and social charge deductions - Incentive Plan 2014	—	(5,343)	—
December 31, 2021	60,480	37,585	1,117
26.Deferred royalty obligation
Royalty purchase agreement
On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR for up to USD 325.0 million. Under the terms of the agreement, the Company received gross proceeds of USD 225.0 million upon closing (the “First Investment Amount”) and is eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the “Second Investment Amount”) and an additional USD 25.0 million based on a low nine-digit worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales milestone for ZYNLONTA in 2022 (the “Third Investment Amount,” and together with the First Investment Amount and Second Investment Amount, the “Investment Amount”). Under the agreement, the Company is obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that the Company grants to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty the Company receives from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (approximately USD 562.5 million as of December 31, 2021), or at 2.25 times the amount paid by HCR under the agreement (approximately USD 506.3 million as of December 31, 2021) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
Upon the occurrence of a change in control event, the Company is obligated to pay HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, the Company is obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts the Company previously paid to HCR pursuant to the agreement (approximately USD 450.0 million as of December 31, 2021). In addition, the Company retains the right, at any time after the 27-month anniversary of the closing of the royalty purchase agreement, to terminate the remaining royalty obligations under the agreement by paying HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR pursuant to the agreement (such amount, the “Buyout Amount”), provided that HCR may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect the Company’s payment of 50% of the Buyout Amount. During the year ended December 31, 2021, the Company received gross proceeds of USD 225.0 million before deducting transaction costs of USD 7.0 million, all of which were paid during 2021, which resulted in net proceeds of USD 218.0 million.
Accounting for royalty purchase agreement
The Company has evaluated the terms of the royalty purchase agreement and concluded that the features of the Investment Amount are similar to those of a debt instrument. Accordingly, the Company has accounted for the transaction as a short-term and long-term debt obligation which are recorded within Other current liabilities and Deferred royalty obligation, long-term, respectively, within the Company’s consolidated balance sheet. Interest expense is recorded in Financial expense within the Company’s consolidated statement of operation. The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)	As of December 31, 2021
Beginning liability balance	—
Proceeds from the sale of future royalties	225,000
Less: transaction costs	6,998
Less: royalty payments	213
Plus: interest expense	6,752
Plus: financial expense cumulative catch-up adjustment	936
Ending liability balance	225,477
As of December 31, 2021, the Company recorded a liability relating to the First Investment Amount. The Company will record liabilities associated with the Second and Third Investment Amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections as well as the achievement of the milestones associated with the Second and Third Investment Amounts. The Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement. During the year ended December 31, 2021, the Company made royalty payments of KUSD 213 to HCR.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones described above as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment. Under the cumulative catch-up method, the effective interest rate is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original effective interest rate as of the date on which the estimate changes. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. As of December 31, 2021, the Company determined there were changes to the initial revenue projections used in the valuation of the Deferred royalty obligation performed during the quarter ended September 30, 2021 and determined that an adjustment of KUSD 936 to Financial expense was warranted. The Company will continue to assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.

27.Share capital
Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and 2 (v), respectively.

The movements in the Company’s share capital, share premium and treasury shares accounts for the years ended December 31, 2021, 2020 and 2019 are set out in the following table:

		Issued share capital	Share premium	Treasury shares	Increase / (Decrease) in net assets	Price per share	Issued share capital	Treasury shares	Outstanding share capital
		In KUSD					Number of shares issued	Number of shares (held or received) / delivered	Number of shares outstanding
Balance at December 31, 2018		401	452,268	—	452,669		47,825,000	—	47,825,000

February 6, 2019	Increase share capital	1	—	—	1	CHF 0.008	75,000	—	75,000
February 6, 2019	Transaction costs, increase in share capital	—	(19)	—	(19)		—	—	—
June 7, 2019	Increase in share capital	22	75,578	—	75,600	CHF 0.008	2,700,000	—	2,700,000
June 7, 2019	Transaction costs, increase in share capital	—	(1,432)	—	(1,432)		—	—	—
June 14, 2019	Increase in share capital	—	700	—	700	CHF 0.008	25,000	—	25,000
June 14, 2019	Transaction costs, increase in share capital	—	(13)	—	(13)		—	—	—
July 5, 2019	Increase in share capital	7	26,943	—	26,950	CHF 0.008	962,500	—	962,500
July 5, 2019	Transaction costs, increase in share capital	—	(306)	—	(306)		—	—	—
August 22, 2019	Transfer from share premium for par value increase	3,789	(3,789)	—	—		—	—	—
September 2, 2019	Purchase of treasury shares	141	—	(141)	—	CHF 0.08	1,750,000	(1,750,000)	—
September 2, 2019	Transaction costs, increase in share capital	—	(8)	—	(8)		—	—	—
December 16, 2019	Sale of treasury shares	—	—	41	41	CHF 0.08	—	509,460	509,460
Movements during the year ended December 31, 2019		3,960	97,654	(100)	101,514		5,512,500	(1,240,540)	4,271,960
Balances as of January 1, 2019, revised for share consolidation and share split		401	452,268	—	452,669		47,825,000	—	47,825,000
Balance at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960
April 15, 2020	Shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes	—	11,208	(11,208)	—	USD 18.75	0	(597,774)	(597,774)
April 16, 2020	Issuance of shares per shareholder's agreement addendum through capitalization of reserves	393	(393)	—	—	CHF 0.08	4,777,996	—	4,777,996
April 24, 2020	Elimination of fractional holdings	—	—	—	—	CHF 0.08	—	51	51
May 19, 2020	Issuance of shares to be held as treasury	34	—	(34)	—	CHF 0.08	408,873	(408,873)	—
May 19, 2020	Grant of shares to settle Incentive Plan 2014 awards, net	—	(29)	29	—	CHF 0.08	—	356,144	356,144
May 19, 2020	Issuance of shares at IPO	1,007	231,661	—	232,668	USD 19.00	12,245,631	—	12,245,631
May 19, 2020	Sale of shares under greenshoe option	—	23,591	11,309	34,900	USD 19.00	—	1,836,844	1,836,844
May 19, 2020	Transaction costs, IPO and greenshoe option	—	(23,355)	—	(23,355)		—	—	—

September 28, 2020	Issuance of shares at follow-on offering	519	203,481	—	204,000	USD 34.00	6,000,000	—	6,000,000
September 28, 2020	Transaction costs, follow-on offering	—	(15,084)	—	(15,084)		—	—	—
September 30, 2020	Other	—	—	—	—	CHF 0.08	—	2,796	2,796
December 31, 2020	Shares issued for exercise of option awards	—	54	—	54	CHF 0.08	—	2,895	2,895
Movements during the year ended December 31,2020		1,953	431,134	96	433,183		23,432,500	1,192,083	24,624,583
Balances reported at December 31, 2019, revised for share consolidation and share split		4,361	549,922	(100)			53,337,500	(1,240,540)	52,096,960
Balance at December 31, 2020		6,314	981,056	(4)			76,770,000	(48,457)	76,721,543
April 1, 2021	Issuance of shares to be held as treasury	131	—	(131)	—	CHF 0.08	1,500,000	(1,500,000)	—
January 1, 2021 - December 31, 2021	Exercise of options and vestings of RSUs	—	771	7	778		—	88,935	88,935
Movements during the year ended December 31,2021		131	771	(124)	778		1,500,000	(1,411,065)	88,935
Balances reported at December 31, 2020		6,314	981,056	(4)			76,770,000	(48,457)	76,721,543
Balance at December 31, 2021		6,445	981,827	(128)	778		78,270,000	(1,459,522)	76,810,478
Authorized Capital
The Board of Directors is authorized to increase the share capital at any time until June 9, 2023, by a maximum amount of CHF 3,130,800, by issuing a maximum of 39,135,000 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible.
Conditional Share Capital

Conditional Share Capital for Financing Acquisitions and Other Purposes

The Company’s nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,624,000 through the issuance of not more than 20,300,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but may have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

The Company’s nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of its subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.
Dividend
The Company did not declare a dividend during fiscal years 2021, 2020 or 2019.
28.Commitments
The Company has contractual obligations as follows:

Collaborations and co-operations with development partners
The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an investigational new drug (“IND”) application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in the Company’s consolidated balance sheet as of December 31, 2021 and 2020. As of December 31, 2021, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was KUSD 446,575 (2020: KUSD 350,422). These milestone payments relate to product candidates in the following phases:

(in KUSD):
R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	55,111	25,000	192,055	272,166
Phase I	41,225	19,150	103,900	164,275
Phase II	10,134	—	—	10,134
December 31, 2021	106,470	44,150	295,955	446,575

R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	53,497	11,650	158,259	223,406
Phase I	23,719	19,000	73,500	116,219
Phase II	10,797	—	—	10,797
December 31, 2020	88,013	30,650	231,759	350,422
The net increase in the aggregate milestone payments from December 31, 2020 primarily relates to the license agreements entered into, partially offset by the pre-clinical milestones achieved in fiscal year 2021. See note 18, “Intangible assets” for further details.
As of December 31, 2021, the Company had one candidate in phase II clinical trials: Cami. Cami is the subject of a collaboration and license agreement with Genmab A/S (“Genmab”), under which there are no upfront or future milestone payments payable and no revenue receivable. On October 30, 2020, the Company announced that it amended its existing collaboration and license agreement with Genmab for the continued development and commercialization of Cami. Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales. Cami is subject to manufacturing agreements under which payment of the amounts indicated under Phase II above could become payable upon the achievement of certain milestones. A milestone associated with a collaboration agreement was achieved during December 2020, which the Company recorded as an R&D expense of USD 5.0 million within the consolidated statement of operation for the year ended December 31, 2020, is recorded as an accrued expense on the consolidated balance sheet as of December 31, 2021 and December 31, 2020.
29.Contingent liabilities
The Group has no contingent liabilities in respect of legal claims arising in the ordinary course of business. There are no material legal proceedings to which the Company is a party.
30.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately entirely owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors.

Services provided by the Company
The Company provides registered office and simple administrative services to three subsidiaries of ATH. The amounts invoiced in 2021, and recovered through G&A expenses, amounted to KUSD 3 (2020: KUSD 4 and 2019: KUSD 4).

As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the year ended December 31, 2021, the Company incurred KUSD 2,268 of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s consolidated statement of operation (2020: KUSD nil and 2019: KUSD nil).

In addition, the Company entered into a supply agreement with Overland ADCT BioPharma whereby the Company provides Overland ADCT BioPharma clinical supply for use in trials. For the year ended December 31, 2021, KUSD 123 of clinical supply was provided to Overland ADCT BioPharma which is recorded as a reduction of R&D expenses in the Company’s consolidated statement of operation. There were no such sales to Overland ADCT BioPharma during 2020 or 2019.
Services provided to the Company
There were no services provided to the Company during 2021 or 2020 by related parties. Auven affiliated companies incurred expenses on behalf of the Company, relating to a telecommunication contract with a third-party vendor, and recharged these at cost. The costs incurred are recognized as G&A expenses and amounted to KUSD 11 in 2019.
Other transactions with related parties
Of the 597,774 shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes on April 15, 2020 (see note 27, “Share capital”), 556,799 were surrendered by related parties.
Of the 4,777,996 shares issued by way of capitalization of reserves on April 16, 2020 (see note 27, “Share capital”), 1,222,966 shares were issued to related parties.
Out of the 3,687,500 class E shares issued in 2019, 809,107 shares were purchased by related parties.
Shares were issued to and repurchased at the same price from a related party in September 2019 in order to have available treasury shares to meet the demand for shares when share options are exercised.
In connection with the Company’s IPO, HPWH TH AG purchased 950,000 shares on the same terms as other investors.
In connection with the Company’s follow-on offering Auven Therapeutics GP Ltd., through A.T. Holdings II Sàrl and ADC Products Switzerland Sàrl (“the Selling Shareholders”) granted to the underwriters an option to purchase up to 900,000 additional common shares at the public offering price of USD 34.00 per share, less underwriting discounts and commissions. On October 9, 2020, the underwriters exercised in full their option to purchase an additional 900,000 common shares from the Selling Shareholders at a price of USD 34.00, less underwriting discounts and commissions. The Company did not receive any proceeds or incur any costs related to the sale of these shares by the Selling Shareholders. The Selling Shareholders incurred all costs in addition to underwriting fees and commissions.
Chairman’s equity awards
The Company granted the Chairman, Mr. Squarer, options to acquire 1,125,545 common shares at USD 18.75 per share in connection with his election to the Board of Directors, representing approximately 2% of our then-outstanding share capital. These options are scheduled to vest upon Mr. Squarer’s continued service through designated dates over a three-year period, or immediately upon a change in control. In accordance with its agreement with Mr. Squarer, the Company provided Mr. Squarer with an additional grant of 341,403 options on June 4, 2020 with an exercise price equal to the fair market value of the Company’s shares on that date, to bring Mr. Squarer’s total rights to acquire the Company’s shares to 2% of the then-outstanding share capital (measured without consideration of the shares underlying these grants).

Related party balances at year-end
The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 789 as of December 31, 2021. There was no related party receivable balance as of December 31, 2020. There were no trade accounts payable with related parties as of December 31, 2021 and 2020.
Key management compensation
Key management compensation was:

(in KUSD)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Salaries and other short-term employee benefits	8,872	7,690	5,364
Pension costs	442	455	407
Share-based compensation expenses	24,649	16,752	396
Other compensation	142	196	73
	34,105	25,093	6,240
31.Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period, excluding common shares owned by the Company and held as treasury shares, as follows:

	For the Years Ended December 31,
(in KUSD, except per share amounts)	2021	2020	2019
Net loss attributable to shareholders	(230,026)	(246,290)	(116,484)
Weighted average number of shares in issue (1)	76,748,204	65,410,292	49,279,961
Basic and diluted loss per share (in USD)	(3.00)	(3.77)	(2.36)
(1) Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and note 2 (v), respectively as all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.
For the years ended December 31, 2021, 2020 and 2019, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares (see note 25, “Share-based compensation expense” and note 24, “Convertible loans”), as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	For the Years Ended December 31,
	2021	2020	2019
Incentive Plan 2014	—	—	2,074,996
Share Purchase Plan 2016	—	—	2,784,918
2019 Equity Incentive Plan - Share Options	5,951,115	2,904,673	61,506
2019 Equity Incentive Plan - RSUs	495,879	63,281	—
Conversion of the principal amount of convertible loans into the Company's common shares	3,866,261	1,665,465	—
	10,313,255	4,633,419	4,921,420
32.Foreign currency exchange rate
The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Closing rate, GBP 1	1.3512	1.3650	1.3186
Weighted average exchange rate, GBP 1	1.3741	1.2842	1.2747
33.Events after the reporting date
The Company has evaluated its subsequent events through March 17, 2022, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the financial statements, other than those described below.
During January 2022, the Company entered an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also receive royalties ranging in percentage from the high teens to the low twenties based on net sales of the product in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies of the product by bearing a portion of the costs of the study. In addition, the Company will supply product to MTPC for its drug development and commercialization under a supply agreement.